African Development Bank

Financial Statements
Year ended 31 December 2017

African Development Bank
Balance sheet as at 31 December 2017
(UA thousands – Note B)

ASSETS		2017		2016
CASH		1,173,096		1,306,821
DEMAND OBLIGATIONS		3,801		3,801
TREASURY INVESTMENTS (Note F)		11,521,065		10,590,041
DERIVATIVE ASSETS (Note G)		717,022		1,233,748
NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)		76		159
ACCOUNTS RECEIVABLE				
Accrued income and charges receivable on loans (Note I)	280,070			233,493
Other accounts receivable	314,904			310,340
		594,974		543,833
DEVELOPMENT FINANCING ACTIVITIES				
Loans, net (Notes D & I)	17,633,653			15,097,024
Hedged loans – Fair value adjustment (Note G)	54,448			80,230
Equity participations (Note J)	781,217			719,375
Other securities (Note K)	-			54,358
		18,469,318		15,950,987
OTHER ASSETS				
Property, equipment and intangible assets (Note L)	95,808			97,042
Miscellaneous	578			648
		96,386		97,690
TOTAL ASSETS		32,575,738		29,727,080

The accompanying notes to the financial statements form part of this statement.

LIABILITIES & EQUITY		2017		2016
ACCOUNTS PAYABLE				
Accrued financial charges	285,577			216,430
Other accounts payable	970,010			1,399,558
		1,255,587		1,615,988
DERIVATIVE LIABILITIES (Note G)		1,051,631		861,274
BORROWINGS (Note M)				
Borrowings at fair value	22,566,653			20,007,612
Borrowings at amortized cost	609,037			636,538
		23,175,690		20,644,150
EQUITY (Note N)				
Capital				
Subscriptions paid	4,268,811			4,019,875
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(158,035)			(161,044)
Subscriptions paid (net of CEAS)	4,110,776			3,858,831
Reserves	2,982,054			2,746,837
Total equity		7,092,830		6,605,668
TOTAL LIABILITIES & EQUITY		32,575,738		29,727,080

The accompanying notes to the financial statements form part of this statement.

African Development Bank

Income statement for the year ended 31 December 2017
(UA thousands – Note B)

	2017	2016
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans and related derivatives (Note O)	459,287	369,188
Investments and related derivatives (Note O)	195,043	155,707
Equity investments (Dividends)	9,276	7,343
Other securities	2,154	3,777
Total income from loans and investments	665,760	536,015
Gain on sale of investments at amortized cost (Note O)	2,289	27,451
Borrowing expenses (Note P)		
Interest and amortized issuance costs	(428,915)	(373,052)
Net interest on borrowing-related derivatives	154,021	196,261
Gains/(losses) on borrowings, related derivatives and others	48,127	(68,044)
Net impairment charge (Note I)		
Loan principal	(2,997)	(43,777)
Loan charges	(13,971)	(24,033)
(Impairment)/Reversal of provision on equity investments (Note J)	(21)	156
Translation (losses)/gains	(1,446)	998
Other income	3,608	9,514
Net operational income	426,455	261,489
OTHER EXPENSES		
Administrative expenses (Note Q)	(147,767)	(130,060)
Depreciation – Property, equipment and intangible assets (Note L)	(15,220)	(10,035)
Sundry expenses	(5,040)	(1,324)
Total other expenses	(168,027)	(141,419)
Income before distributions approved by the Board of Governors	258,428	120,070
Distributions of income approved by the Board of Governors (Note N)	(82,000)	(95,000)
NET INCOME FOR THE YEAR	176,428	25,070

The accompanying notes to the financial statements form part of this statement.

African Development Bank

Statement of comprehensive income for the year ended 31 December 2017
(UA thousands – Note B)

	2017	2016
NET INCOME FOR THE YEAR	176,428	25,070
OTHER COMPREHENSIVE INCOME		
Items that will not be reclassified to profit or loss		
Net gains/(losses) on financial assets at fair value through "other comprehensive income"	56,098	(11,911)
Unrealized losses on fair-valued borrowings arising from "own credit"	(59,137)	(13,105)
Remeasurements of defined benefit liability	61,828	(174,465)
Total items that will not be reclassified to profit or loss	58,789	(199,481)
Total other comprehensive income	58,789	(199,481)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	235,217	(174,411)

The accompanying notes to the financial statements form part of this statement.

African Development Bank

Statement of changes in equity for the year ended 31 December 2017
(UA thousands – Note B)

	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Reserves				Total Equity
			Retained Earnings	Remeasurements of Defined Benefit Liability	Net Gains/Losses on Financial Assets at Fair Value through Other Comprehensive Income	Unrealized Gains/(Losses) on Fair-Valued Borrowings Arising from "Own Credit"	
BALANCE AT 1 JANUARY 2016	3,727,691	(168,842)	2,965,595	(249,362)	101,535	103,480	6,480,097
Net income for the year	-	-	25,070	-	-	-	25,070
Other comprehensive income							
Net losses on financial assets at fair value through "other comprehensive income"	-	-	-	-	(11,911)	-	(11,911)
Unrealized losses on fair-valued borrowings arising from "own credit"	-	-	-	-	-	(13,105)	(13,105)
Remeasurement of defined benefit liability	-	-	-	(174,465)	-	-	(174,465)
Total other comprehensive income	-	-	-	(174,465)	(11,911)	(13,105)	(199,481)
Net increase in paid-up capital	292,184	-	-	-	-	-	292,184
Net conversion gains on new subscriptions	-	7,798	-	-	-	-	7,798
BALANCE AT 31 DECEMBER 2016 AND 1 JANUARY 2017	4,019,875	(161,044)	2,990,665	(423,827)	89,624	90,375	6,605,668
Net income for the year	-	-	176,428				176,428
Other comprehensive income							
Net gains on financial assets at fair value through "other comprehensive income"	-	-	-	-	56,098	-	56,098
Unrealized losses on fair-valued borrowings arising from "own credit"	-	-	-	-	-	(59,137)	(59,137)
Remeasurement of defined benefit liability			-	61,828			61,828
Total other comprehensive income	-	-	-	61,828	56,098	(59,137)	58,789
Net increase in paid-up capital	248,936	-	-	-	-	-	248,936
Net conversion gains on new subscriptions	-	3,009	-	-	-	-	3,009
BALANCE AT 31 DECEMBER 2017	4,268,811	(158,035)	3,167,093	(361,999)	145,722	31,238	7,092,830

The accompanying notes to the financial statements form part of this statement.

African Development Bank

Statement of cash flows for the year ended 31 December 2017
(UA thousands – Note B)

	2017	2016
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income	176,428	25,070
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	15,220	10,035
Provision for impairment on loan principal and charges	16,969	67,810
Unrealized (gains)/losses on investments and related derivatives	(653)	7,336
Amortization of premium or discount on treasury investments at amortized cost	10,222	(1,940)
Impairment/(reversal of provision) on equity investments	21	(156)
Amortization of borrowing issuance costs	40,813	20,294
Unrealized (gains)/losses on borrowings, related derivatives and others	(84,536)	56,308
Translation (losses)/gains	1,446	(998)
Share of profits in associate	476	302
Net movements in derivatives	203,740	10,468
Changes in accrued income on loans	(37,445)	(67,392)
Changes in accrued financial charges	69,147	39,275
Changes in other receivables and payables	(709,374)	20,287
Net cash provided by operating activities	(297,526)	186,699
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(3,678,527)	(3,221,752)
Repayments of loans	1,221,748	1,311,008
Investments maturing after 3 months of acquisition:		
Investments at amortized cost	(180,302)	(398,069)
Investments at fair value through profit and loss	(1,123,970)	(2,139,283)
Acquisition of fixed assets	(14,029)	(14,258)
Disposal of fixed assets	70	63
Disbursements on equity participations	(63,578)	(53,224)
Repayments on equity participations	27,524	12,844
Net cash used in investing, lending and development activities	(3,811,064)	(4,502,671)
FINANCING ACTIVITIES:		
New borrowings	8,068,780	7,379,755
Repayments on borrowings	(4,557,972)	(3,729,050)
Cash from capital subscriptions	251,945	299,983
Net cash provided by financing activities	3,762,753	3,950,688
Effect of exchange rate changes on cash and cash equivalents	29,745	(2,723)
Decrease in cash and cash equivalents	(316,092)	(368,007)
Cash and cash equivalents at the beginning of the year	2,035,868	2,403,875
Cash and cash equivalents at the end of the year	1,719,776	2,035,868
COMPOSED OF:		
Investments maturing within 3 months of acquisition:		
Investments at fair value through profit and loss	546,680	729,047
Cash	1,173,096	1,306,821
Cash and cash equivalents at the end of the year	1,719,776	2,035,868
SUPPLEMENTARY DISCLOSURE:		
1. Operational cash flows from interest and dividends:		
Interest paid	(205,747)	(137,516)
Interest received	403,222	521,567
Dividend received	9,276	7,343
2. Movement resulting from exchange rate fluctuations:		
Loans	(86,924)	(347,432)
Borrowings	(703,558)	573,930
Currency swaps	563,553	(71,700)

The accompanying notes to the financial statements form part of this statement.

Notes to the financial statements Year ended 31 December 2017

Note A — Operations and affiliated organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's Headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

Note B — Summary of significant accounting policies

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies applied by the Bank in the preparation of the financial statements are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank's right to receive the dividends is established in accordance with IAS 18 – Revenue.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

The International Monetary Fund (IMF) formally approved the inclusion of the Chinese Renminbi Yuan (CNY) in the IMF's Special Drawing Rights (SDR) basket with effect from 1st October 2016 with a weight of 10.92%. In line with the Bank's policy, Management approved the execution of currency exchange transactions to align the net assets composition of the Bank to the SDR.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 December 2017 and 2016 are reported in Note V-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements results in the Bank having a present obligation to either deliver cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds included in equity, net of transaction costs.

The Bank's member countries' subscriptions meet the conditions for classification as equity specified for puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset.

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who constitute both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 31 December 2017, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

1) Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets.

2) Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses as well as the difference between expected and real return on assets are recognized immediately in other comprehensive income in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's post-employment medical benefit obligations, net of the fair value of plan assets.

Further details and analysis of the Bank's employee benefits are included in Note R – Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVTOCI). In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized Cost

A financial asset is classified as at 'amortized cost' only if the asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include, cash and cash equivalents, some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income under the relevant category, as appropriate.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS 9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii) Financial Assets at Fair Value through Other Comprehensive Income (FVTOCI)

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVTOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in the profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

iv) Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank issues such financial guarantees - which are not managed on a fair value basis - to its clients including banks, financial institutions and other parties. IFRS 9 requires written financial guarantees that are managed on a fair value basis to be designated at fair value through profit or loss. However, financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and to the extent a payment under the guarantee has become probable, the present value of the expected payment. Any change in the liability relating to probable expected payments resulting from guarantees is recorded in the income statement as an expense or a recovery, in line with IAS 37.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's balance sheet. In cases where the Bank enters into a "reverse repo" – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement is recognized in the statement of financial position and the underlying asset is not recognized in the financial statements.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i) Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the exemption provided in the provisions of IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii) Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank's "own credit" risk is recognized in other comprehensive income. Changes in fair value attributable to the Bank's credit risk are not subsequently reclassified to profit or loss.

iii) Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable. Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 31 December 2017, the Bank had hybrid financial assets that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's own credit quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated on the basis of the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure, and concentrates on the use of observable and relevant market data.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank's risk management objective for the hedging relationship has changed, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

Assets Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or investment carried at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to off-set the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note D.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement.

Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and more simple financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1:   Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using London Interbank Offered Rate (LIBOR) market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where, as in the case of private funds, the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, Management has concluded that these valuations are representative of fair value. Where such valuations are unavailable, the percentage of the Bank's ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank's equity participation. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are reported in these financial statements for disclosure purposes only and represents Management's best measures of the present value of the expected cash flows of these loans. The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans. An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement. The estimated fair value of loans is disclosed in Note I.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed and the evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions; (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Profit and Loss

The fair value of a financial instrument at initial recognition is based on fair value as defined under IFRS 13. A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a fair value which is not defined under IFRS 13. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is not based on quoted prices in an active market at the measurement date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant market participants may differ. The difference between the transaction price and the fair value measurement that is not evidenced by a quoted price in an active market or by a valuation technique that uses only observable market data, commonly referred to as "day one profit and loss", is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument's fair value can be measured using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, "Investments in Associates and Joint Ventures", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 December 2017, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- ▪▪ Buildings: 15-20 years
- ▪▪ Fixtures and fittings: 6-10 years
- ▪▪ Furniture and equipment: 3-7 years
- ▪▪ Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in certain member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of shareholders and may be funded from amounts previously transferred to surplus account or from the current year's income.

Allocable Income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost and Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation – The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Financial Assets Measured at Amortized Cost – At each financial statements reporting date, the Bank reviews its financial assets measured at amortized cost for impairment. The Bank first assesses whether objective evidence of impairment exists for individual assets. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the asset's original effective interest rate and comparing this amount to the asset's net carrying amount. Determining the amount and timing of future cash flows on impaired assets requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed asset, that asset is included in a group of assets with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of assets may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes 'observable' requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields at the end of the year of high-quality corporate bonds in the currencies comprising the Bank's UA, and the estimates for the other variables are based on the Bank's best judgment.

Events after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed.

Reclassification and Restatement

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year's reported result.

Note C — The effect of new and revised international financial reporting standards

Standards, Amendments and Interpretations issued but not yet effective

At the date of issue of these financial statements, various International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) were not yet effective for application and had not been applied in preparing these financial statements. The new standards which are expected to be relevant to the Bank are discussed briefly below:

IFRS 15: Revenues from Contracts with Customers

IFRS 15 was issued in May 2014 and applies to annual reporting periods beginning on or after 1 January 2018. It specifies how and when entities should recognize revenue from contracts with customers as well as the required disclosures in the financial statements. The standard provides a single, principles-based five-step model to be applied to all contracts with customers.

The Bank has determined that the standard will not impact the Bank as it is not applicable to its operations as the Bank's contracts with customers, which primarily constitute loans and similar debt instruments are accounted for under IFRS 9.

IFRS 16: Leases

On 13 January 2016, the IASB published IFRS 16 "Leases", which replaces the current guidance on lease accounting in IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019, with earlier application permitted. The new standard requires far-reaching changes in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting its obligation to make future lease payments and a 'right-of-use asset reflecting its right to use the underlying leased asset, for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees.

The work to assess the impact of the standard is ongoing and it is not yet practicable to quantify the effect of IFRS 16 on the financial position and performance. Preliminary indications are that the new standard will affect the Bank with a balance sheet increase in liabilities and right of use assets, on adoption. The work to assess the impact is expected to commence in 2018 as will the implementation process. The Bank will disclose the estimates of the financial impact when the implementation programme is sufficiently advanced to provide a reasonable assessment.

IFRS 9: Financial Instruments

The final version of IFRS 9 *Financial Instruments* which will replace IAS 39 *Financial Instruments: Recognition and Measurement* was published on 24 July and is effective for periods beginning on or after 1 January 2018. IFRS 9 contains new requirements for classification and measurement, impairment and hedge accounting for financial assets and liabilities.

The Bank has already adopted phase 1 of the IFRS 9 with effect from 1 January 2011. The Bank is preparing to adopt Phase 2 of the new standard on the effective date. The areas of most significant impact from application of IFRS 9 for the Bank are summarized below.

Classification and measurement
The classification and measurement of financial assets is determined on the basis of the contractual cash flow characteristics and the objective of the business model associated with holding the asset.

Key changes include:

The introduction of a new asset category measured at Fair Value through Other Comprehensive Income (FVOCI). This applies to financial asset which are debt instruments with contractual cash flow characteristics that are solely payments of principal and interest and held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. This will have no impact on the Bank as none of its debt instruments will be classified in this category;

Impairment

The new IFRS 9 impairment requirements are based on an expected credit loss (ECL) model that replaces the incurred loss model under the current accounting standard. Consequently, the revised IFRS 9 impairment requirements will lead to significant changes in the accounting for provisions for credit losses on qualifying debt instruments. Consequently, the Bank will be required to recognize either a 12-months' or lifetime ECL, depending on whether there has been a significant increase in credit risk since initial recognition. The ECL model will apply to debt instruments accounted for at amortized cost or at FVOCI. Accordingly, the Bank's current methodology for calculating the provision for doubtful debts will change.

Hedge accounting

The requirements for general hedge accounting have been simplified for hedge effectiveness testing and may result in more designations of groups of items as hedged items. The Bank will elect an accounting policy choice under IFRS 9 to continue to apply the hedge accounting requirements under IAS 39 but will provide the new hedge accounting disclosures required by the amended IFRS 7.

Update on Status of IFRS 9 Implementation

The Bank has put in place a jointly accountable Risk and Finance IFRS 9 implementation programme with representation from all impacted departments to oversee the implementation process which focusses primarily on impairments as the other changes have previously been early adopted. Accordingly, work is ongoing to prepare for timely adoption, with the focus on quantifying the impact, model building and validation and formulation of the new provisioning processes, policies, governance and controls.

The Bank will not restate comparatives on initial application of IFRS 9 on 1 January 2018 but will provide detailed transition disclosures in accordance with the amended requirements of IFRS 7.

Transition impact

Based on a preliminary assessment, the overall impact of transitioning to IFRS 9 on the Bank's financial statements will be a decrease in net assets, arising from an expected increase in provisioning for doubtful debts on assets held at amortized cost.

Any adjustments that arise as a result of the transition process will be recognized as an adjustment to the opening reserves and retained earnings position as at the date of transition.

The Bank will disclose the estimates of the financial impact when the implementation programme, validation and testing is further advanced, which is expected to be no later than 30 June 2018 interim financial statements. The transitional impact is based on best estimates as at the reporting date. It should be noted that the preliminary information provided in this note is focused upon material items and does not represent a complete list of expected adjustments and or impacts.

Prepayment features with negative compensation

The IASB in October 2017 issued amendments to IFRS 9 which are effective for annual periods beginning on or after 1 January 2019, with earlier application permitted, potentially impacting financial assets with prepayment features with negative compensation. Such prepayment features are present in some fixed rate loans held by the Bank. The amendments have the effect that financial assets that contain prepayment features that may result in a reasonable amount of negative compensation would be eligible to be measured at amortized cost or at FVOCI, subject to the assessment of the business model in which they are held. The Bank has early adopted these amendments. However, this has no impact on the Bank's classification of financial assets because the Bank on early adoption of IFRS 9, had concluded that financial instruments that incorporate prepayment features with negative compensation do not include contractual cash flows – payments of principal and interest – that are different from those cash flows that may arise from financial instruments with positive compensation.

Note D — Risk management policies and procedures

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profiles and performance to ensure compliance with the underlying policies.

Three management level committees perform monitoring and oversight roles: the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. The Credit Risk Committee (CRC) which is chaired by the Chief Risk Officer ensures effective implementation of the Bank's credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations, prior to their submission to OPSCOM. OPSCOM is chaired by the Senior Vice President and reviews all operational activities before they are submitted to the Board of Directors for approval.

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves proposed strategies to manage the Bank's balance sheet. The Credit Risk Committee is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst other responsibilities. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non--sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank is charged with oversight over all enterprise risk issues. However, the day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department and the Office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's risk appetite statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent), with sovereign and non-sovereign lending and investing operations sharing equally the remaining balance (45 percent each).

Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Risk Appetite Statement, the Capital Adequacy Policy, the General Authority on Asset Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority) and the Bank's Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign portfolio; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

The Bank's maximum exposure to credit risk before collateral received in equity or other credit enhancements for 2017 and 2016 is as follows:

(UA thousands)

Assets	2017	2016
Cash	1,173,096	1,306,821
Demand obligations	3,801	3,801
Treasury investments at amortized cost	4,825,856	4,476,613
Treasury investments at fair value	6,695,209	6,113,428
Derivative assets	717,022	1,233,748
Non-negotiable instruments on account of capital	76	159
Accrued income and charges receivable on loans	530,396	492,951
Other accounts receivable	314,904	337,063
Loans	17,633,653	15,348,447
Equity participations	781,217	767,256
Other debt securities	-	54,358

1) Sovereign Credit Risk

When the Bank lends to the borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions, the conduciveness of its business environment and its payment track record with the Bank. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

Country Exposure in Borrowing Member Countries

The Bank's exposures as at 31 December 2017 from its lending activities to borrowing member countries as well as the private sector projects in those countries are summarized below:

(Amounts in UA thousands)

Country	N° of Loans	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance	% of Total Outstanding Loans
Algeria	1	757,914	-	-	757,914	4.25
Angola	6	1,168,919	70,970	308,723	789,226	4.43
Botswana	4	901,392	60,640	9,866	830,886	4.66
Cabo Verde	9	147,425	-	37,496	109,929	0.62
Cameroon	8	701,321	11,958	670,851	18,512	0.10
Congo	3	162,710	-	141,115	21,595	0.12
Côte d'Ivoire	5	455,711	-	410,227	45,484	0.26
Democratic Republic of Congo	6	314,913	-	-	314,913	1.77
Egypt	15	1,953,001	70,218	114,679	1,768,104	9.92
Equatorial Guinea	3	48,971	-	26,206	22,765	0.13
Ethiopia	2	126,899	-	126,506	393	-
Gabon	9	757,600	82,984	71,066	603,550	3.39
Kenya	6	720,002	112,349	578,459	29,194	0.16
Mauritius	10	439,022	70,218	24,249	344,555	1.93
Morocco	61	3,824,376	168,524	606,079	3,049,774	17.12
Namibia	10	839,879	228,254	73,365	538,260	3.02
Nigeria	8	1,421,921	-	606,267	815,654	4.58
Rwanda	2	137,352	-	124,659	12,693	0.07
Senegal	5	458,159	-	421,087	37,072	0.21
Seychelles	4	45,636	-	13,677	31,959	0.18
Somalia**	3	4,273	-	-	4,273	0.02
South Africa	7	1,466,282	-	141,193	1,325,089	7.44
Sudan**	4	53,237	-	-	53,237	0.30
Swaziland	7	112,593	-	78,739	33,854	0.19
Tanzania	3	359,530	-	356,979	2,551	0.01
Tunisia	42	2,855,323	223,635	494,372	2,137,316	12.00
Uganda	4	247,098	-	240,131	6,967	0.04
Zambia	8	358,321	-	346,731	11,590	0.07
Zimbabwe**	12	192,220	-	-	192,220	1.08
Multinational	6	276,427	273,917	-	2,511	0.01
Total Public Sector	273	21,308,427	1,373,667	6,022,722	13,912,040	78.08
Total Private Sector	162	6,494,805	1,430,776	1,157,823	3,906,206	21.92
Total	435	27,803,232	2,804,443	7,180,545	17,818,246	100.00

* Excludes fully repaid loans and canceled loans. Trade finance and repayment guarantee related exposures are also excluded.
** Countries in non-accrual status as at 31 December 2017.
(1) The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of December 2017, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.

Slight differences may occur in totals due to rounding.

The Bank is also exposed to some of its borrowers on account of trade finance and repayment guarantees for an amount of UA 392.11 million of which UA 95.93 million related to trade finance as at 31 December 2017.

Exposure Exchange Agreement

As part of ongoing efforts to reduce sovereign concentration risk and increase lending headroom, the African Development Bank in 2015 entered into Exposure Exchange Agreements (EEAs) with the Inter-American Development Bank (IADB) and the World Bank (WB), both AAA-rated entities.

An EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating Multilateral Development Bank (MDB) retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA.

Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. An exposure exchange in no way affects the application of the normal sovereign sanctions policies by the buyer of protection.

Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio.

When the default event is resolved, payments made under an exposure exchange are returned to the seller of protection.

The EEAs have final maturities in 2030 with linear annual reduction of the notional amounts starting from 2025. As at 31 December 2017, the total notional amount of credit protection purchased or sold on the relevant underlying single reference entities is USD 4.47 billion (UA 3.14 billion).

The table below presents the countries and notional amounts of credit protection contracted under the EEA.

(USD millions)

Protection Purchased				Protection Sold			
World Bank		Inter-American Development Bank		World Bank		Inter-American Development Bank	
Angola	213.71	Angola	85.00	Albania	126.00	Argentina	750.00
Botswana	225.00	Egypt	720.00	China	128.18	Brazil	820.00
Gabon	150.00	Morocco	990.00	India	450.00	Ecuador	303.20
Namibia	49.00	Nigeria	95.00	Indonesia	475.32	Mexico	800.00
Nigeria	100.00	Tunisia	990.00	Jordan	13.00	Panama	206.80
South Africa	850.00			Pakistan	10.21		
				Romania	185.00		
				Turkey	200.00		
TOTAL	1,587.71	TOTAL	2,880.00	TOTAL	1,587.71	TOTAL	2,880.00

The Bank accounts for exposures arising from EEAs and similar transactions as financial guarantee contracts, in accordance with IFRS 9 and IAS 37, as described in Note B.

As of 31 December 2017, no default events have occurred on any exposures covered (either for the counterparties for which protection was purchased or sold) under these Exposure Exchanges and the Bank continues to expect full recovery of its sovereign and sovereign-guaranteed exposures covered.

The counterparty credit exposure that can arise from the purchase or sale of protection, under the MDB exposure exchange, is limited given the AAA credit ratings of the Bank's counterparties.

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework that builds on scoring, models and their associated risk factors that have been optimized for the predictive power of the rating parameters and to better align with widely-used rating scales. The Bank measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets (GEMs) consortium.

The credit ratings at the sovereign level are derived from an assessment of five risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales:

Risk Class	Revised Rating Scale	International Ratings		Assessment
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special Attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 2.74 at the end of December 2017, the same weighted average risk rating observed as of 31 December 2016. The distribution of the sovereign portfolio across the Bank's five risk classes is shown in the table below.

	Risk Profile of Outstanding Sovereign-Guaranteed Loan Portfolio				
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2017	55%	23%	19%	3%	-
2016	59%	15%	22%	4%	-
2015	61%	15%	19%	5%	-
2014	54%	27%	12%	7%	-
2013	54%	24%	12%	9%	1%
2012	73%	15%	1%	10%	1%

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential Expected Losses (EL) and Unexpected Losses (UL) related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of December 2017, the Bank's public sector loan portfolio used up to 46 percent of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by gain on financial assets at fair value through Other Comprehensive Income and unrealized loss/gain on fair-valued borrowings arising from "own credit". Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to its borrowers from the private sector, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To measure the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the specific characteristics and nature of the transactions and the outputs are mapped to the Bank's credit risk rating scale.

Non-sovereign transactions are grouped into the following four main categories: a) project finance; b) corporate finance; c) financial institutions; and d) private equity funds.

Since 2006, the Bank has been increasing its non-sovereign loan and equity exposures. The weighted-average risk rating was 3.94 at the end of 2017 compared to 3.95 at the end of 2016. The distribution of the non-sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

	Risk Profile of Outstanding Non-Sovereign Loan and Equity Portfolio				
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2017	18%	23%	43%	14%	2%
2016	18%	23%	39%	14%	6%
2015	21%	24%	33%	16%	6%
2014	31%	21%	31%	14%	3%
2013	36%	17%	31%	14%	2%
2012	33%	19%	36%	9%	3%

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of December 2017, the cumulative impairment provision to cover the incurred loss on impaired loan principal in the non-sovereign portfolio was UA 101.54 million compared to UA 162.68 million at the end of December 2016.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank's Economic Capital Policy (Internal Rating Based - (IRB)). At the end of December 2017, the Bank's non-sovereign portfolio required as risk capital approximately 27 percent of the Bank's total on-balance sheet risk capital sources. This level is still below the limit of 45 percent for total non-sovereign operations. Out of the Bank's non-sovereign portfolio, equity participations required as risk capital approximately 10 percent of the Bank's total on-balance sheet risk capital sources. This is still below the statutory limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank's total risk capital. This threshold and other determinants of country limit are articulated in the Bank's capital adequacy framework.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

The Private Sector Credit Enhancement Facility (PSF)

The Bank enters into credit enhancement facilities for the primary purpose of promoting Private Sector Operations (PSOs) in certain countries by inviting other entities to participate in the risks of such PSOs.

The Private Sector Credit Enhancement Facility (PSF) was established in 2015 to absorb risk on selected non-sovereign loans issued by the African Development Bank in low-income countries. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a partial credit guarantee instrument.

3) Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
	Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below					
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Mortgage Backed Securities (MBS)/ Asset Backed Securities (ABS)	AAA Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/ Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank's derivative exposures and their credit rating profiles are shown in the tables below:

(Amounts in UA millions)

	Derivatives			Credit Risk Profile of Net Exposure		
	Notional Amount	Fair Value*	Net Exposure**	AAA	AA+ to AA-	A+ and lower
2017	12,018	198	27	-	48%	52%
2016	12,607	503	32	-	25%	75%
2015	12,408	663	68	-	70%	30%
2014	16,882	565	132	-	90%	10%
2013	15,898	544	134	-	90%	10%
2012	15,209	1,047	109	-	54%	46%

* Fair value before collateral.
** After collateral received in cash or securities.

The financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement are summarized below:

Financial Assets Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

	Gross Amounts of Recognized Financial Assets	Gross Amounts of Recognized Financial Liabilities Set Off in the Statement of Financial Position	Net Amounts of Financial Assets Presented in the Statement of Financial Position	Related Amounts not Set Off in the Statement of Financial Position		Net Amount
				Financial Instruments	Collateral Received	
2017	402	(204)	198	-	(191)	7
2016	935	(432)	503	-	(520)	(17)
2015	1,362	(699)	663	-	(627)	36
2014	902	(337)	565	-	(455)	110
2013	654	(110)	544	-	(408)	136

Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

	Gross Amounts of Recognized Financial Liabilities	Gross Amounts of Recognized Financial Assets Set Off in the Statement of Financial Position	Net Amounts of Financial Liabilities Presented in the Statement of Financial Position	Related Amounts not Set Off in the Statement of Financial Position		Net Amount
				Financial Instruments	Cash Collateral Pledged	
2017	1,027	(477)	550	-	-	550
2016	538	(396)	142	-	-	142
2015	526	(228)	298	-	-	298
2014	704	(419)	285	-	-	285
2013	880	(290)	590	-	3	593

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

The credit exposure of the investment and related derivative portfolio continues to be dominated by highly rated counterparties as shown in the table below.

	Credit Risk Profile of the Investment Portfolio		
	AAA	AA+ to AA-	A+ and lower
2017	53%	39%	8%
2016	45%	38%	17%
2015	44%	45%	11%
2014	48%	50%	2%
2013	51%	44%	5%
2012	62%	31%	7%

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit. At the end of December 2017, the Bank's counterparty credit portfolio including all investments and derivative instruments required as risk capital 2 percent of the Bank's total on-balance sheet risk capital sources.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling 1-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate hair-cuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at 31 December 2017 and 2016 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2017

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	340,894	289,893	2,731	(45,175)	64,111	43,116	(15,720)	240,830
Borrowings at fair value	22,566,653	25,008,815	5,543,353	3,471,246	3,915,707	2,245,495	3,113,456	6,719,558
	22,907,547	25,298,708	5,546,084	3,426,071	3,979,818	2,288,611	3,097,736	6,960,388
Financial liabilities without derivatives								
Accounts payable	1,255,587	1,255,587	1,255,587	-	-	-	-	-
Borrowings at amortized cost	609,037	834,505	68,385	205,028	44,870	145,368	125,475	245,379
	1,864,624	2,090,092	1,323,972	205,028	44,870	145,368	125,475	245,379
Total financial liabilities	24,772,171	27,388,800	6,870,056	3,631,099	4,024,688	2,433,979	3,223,211	7,205,767
Represented by:								
Derivative liabilities	340,894	289,893	2,731	(45,175)	64,111	43,116	(15,720)	240,830
Accounts payable	1,255,587	1,255,587	1,255,587	-	-	-	-	-
Borrowings	23,175,690	25,843,320	5,611,738	3,676,274	3,960,577	2,390,863	3,238,931	6,964,937

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2016

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	(365,931)	988,736	253,875	329,646	12,801	18,836	127,134	246,444
Borrowings at fair value	20,007,612	21,892,312	4,360,504	5,166,708	3,346,191	1,975,721	2,166,528	4,876,660
	19,641,681	22,881,048	4,614,379	5,496,354	3,358,992	1,994,557	2,293,662	5,123,104
Financial liabilities without derivatives								
Accounts payable	1,615,988	1,615,988	1,615,988	-	-	-	-	-
Borrowings at amortized cost	636,538	924,405	54,003	80,270	218,301	47,948	156,554	367,329
	2,252,526	2,540,393	1,669,991	80,270	218,301	47,948	156,554	367,329
Total financial liabilities	21,894,207	25,421,441	6,284,370	5,576,624	3,577,293	2,042,505	2,450,216	5,490,433
Represented by:								
Derivative liabilities	(365,931)	988,736	253,875	329,646	12,801	18,836	127,134	246,444
Accounts payable	1,615,988	1,615,988	1,615,988	-	-	-	-	-
Borrowings	20,644,150	22,816,717	4,414,507	5,246,978	3,564,492	2,023,669	2,323,082	5,243,989

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The Agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Francs.

Net Currency Position at 31 December 2017 and 2016 was as follows:

Net Currency Position at 31 December 2017

(Amounts in UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Subtotal	Units of Account	Total
Assets									
Cash	531,519	40,781	6,426	16,799	5,228	572,525	1,173,278	(182)	1,173,096
Demand obligations	-	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value [a]	2,218,413	4,066,874	59,667	53,352	-	303,188	6,701,494	-	6,701,494
Investments at amortized cost	1,419,499	1,728,819	372,660	579,400	725,478		4,825,856	-	4,825,856
Non-negotiable instruments on account of capital	-	76	-	-	-	-	76	-	76
Accounts receivable	113,924	275,489	30,255	11,211	7,554	82,386	520,819	74,155	594,974
Loans	7,326,959	8,386,218	155,810	1,622	-	1,817,491	17,688,100	-	17,688,100
Equity participations	66,233	631,873	-	-	-	21,502	719,608	61,609	781,217
Other assets	-	-	-	-	-	-	-	96,386	96,386
	11,676,547	15,130,130	624,818	662,384	738,260	2,800,893	31,633,032	231,968	31,865,000
Liabilities									
Accounts payable	(1,073,091)	1,206,995	(119,928)	64,879	67,877	(1,402,319)	(1,255,587)	-	(1,255,587)
Borrowings	(2,589,189)	(13,626,970)	(1,510,765)	(708,236)	-	(4,740,530)	(23,175,690)	-	(23,175,690)
Currency swaps on borrowings and related derivatives [b]	(5,830,097)	618,463	1,715,387	616,373	-	2,538,980	(340,894)	-	(340,894)
	(9,492,377)	(11,801,512)	84,694	(26,984)	67,877	(3,603,869)	(24,772,171)	-	(24,772,171)
Currency position of equity as at 31 December 2017	2,184,170	3,328,618	709,512	635,400	806,137	(802,976)	6,860,861	231,968	7,092,829
% of subtotal	31.84	48.52	10.34	9.26	11.75	(11.70)	100.00	-	100.00
SDR composition as at 31 December 2017	32.57	40.91	7.40	8.15	10.97	-	100.00	-	100.00

(a) Investments measured at fair value comprise:	
Investments measured at fair value	6,695,209
Derivative assets	7,786
Derivative liabilities	(1,501)
Amount per statement of net currency position	6,701,494

(b) Currency swaps on borrowings comprise:	
Derivative assets	709,236
Derivative liabilities	(1,050,130)
Net swaps on borrowings per statement of net currency position	(340,894)

Net Currency Position at 31 December 2016

(Amounts in UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Subtotal	Units of Account	Total
Assets									
Cash	(22,274)	8,070	108,264	11,419	15,138	1,186,480	1,307,097	(276)	1,306,821
Demand obligations	-	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value [(a)]	1,804,194	3,953,857	663	81,101	96,135	184,021	6,119,971	-	6,119,971
Investments at amortized cost	1,243,303	1,697,626	333,573	500,490	701,621	-	4,476,613	-	4,476,613
Non-negotiable instruments on account of capital	-	159	-	-	-	-	159	-	159
Accounts receivable	573,615	357,976	49,354	40,230	7,796	(485,518)	543,453	380	543,833
Loans	6,287,204	7,479,165	184,803	1,821	-	1,224,261	15,177,254	-	15,177,254
Equity participations	62,101	578,032	-	-	-	17,137	657,270	62,105	719,375
Other securities	-	-	-	-	-	54,358	54,358	-	54,358
Other assets	-	-	-	-	-	-	-	97,690	97,690
	9,948,143	14,074,885	676,657	635,061	820,690	2,184,540	28,339,976	159,899	28,499,875
Liabilities									
Accounts payable	(508,280)	964,470	(106,665)	(296)	(42,813)	(1,371,269)	(1,064,853)	(551,135)	(1,615,988)
Borrowings	(1,076,659)	(14,008,695)	(1,360,065)	(231,353)	-	(3,967,378)	(20,644,150)	-	(20,644,150)
Currency swaps on borrowings and related derivatives [(b)]	(6,133,791)	2,444,593	1,606,189	231,361	-	2,217,579	365,931	-	365,931
	(7,718,730)	(10,599,632)	139,459	(288)	(42,813)	(3,121,068)	(21,343,072)	(551,135)	(21,894,207)
Currency position of equity as at 31 December 2016	2,229,413	3,475,253	816,116	634,773	777,877	(936,528)	6,996,904	(391,236)	6,605,668
% of subtotal	31.86	49.67	11.66	9.07	11.12	(13.38)	100.00	-	100.00
SDR composition as at 31 December 2016	30.33	43.34	7.58	7.86	10.89	-	100.00	-	100.00

(a) Investments measured at fair value comprise:	
Investments measured at fair value	6,113,428
Derivative assets	10,736
Derivative liabilities	(4,193)
Amount per statement of net currency position	6,119,971

(b) Currency swaps on borrowings comprise:	
Derivative assets	1,223,012
Derivative liabilities	(857,081)
Net swaps on borrowings per statement of net currency position	365,931

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of five currencies, namely the US Dollar, Euro, Japanese Yen, Pound Sterling and Chinese Yuan Renminbi. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years. With effect from 1 October 2016, the IMF formally approved the inclusion of the Chinese Yuan Renminbi (CNY) in Special Drawing Rights (SDR) with a weight of 10.92 percent. The SDR rate represents the sum of specific amounts of the five basket currencies valued in US Dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US Dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

The following tables illustrate the sensitivity of the Bank's net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of 31 December 2017 and 2016, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US Dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank's Net Assets to Currency Fluctuations as at 31 December 2017

(Amounts in UA thousands)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD									
EUR	2,901.05	2,430.60	485.55	561.60	753.76	25.65	7,158.21	(4.02)	6bps
GBP	2,971.26	2,263.11	497.30	632.71	772.00	25.65	7,162.04	(0.19)	0bps
JPY	2,973.40	2,264.74	547.42	575.60	772.56	25.65	7,159.38	(2.85)	4bps
CNY	2,963.00	2,256.82	495.92	573.59	846.84	25.65	7,161.82	(0.41)	1bps
Net assets resulting from 10% appreciation from each African currency against the SDR	2,995.49	2,281.56	501.35	579.88	778.29	28.22	7,164.79	2.57	4bps
Net assets resulting from a 10% depreciation against the USD									
EUR	3,086.83	2,137.40	516.64	597.56	802.03	25.65	7,166.11	3.89	5bps
GBP	3,017.85	2,298.60	505.10	531.10	784.10	25.65	7,162.40	0.18	0bps
JPY	3,015.85	2,297.07	458.88	583.82	783.58	25.65	7,164.85	2.63	4bps
CNY	3,025.64	2,304.53	506.40	585.72	714.66	25.65	7,162.60	0.38	1bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,995.49	2,281.56	501.35	579.88	778.29	23.32	7,159.89	(2.33)	3bps
Assumptions									
Base net assets	2,995.49	2,281.56	501.35	579.88	778.29	25.65	7,162.23		
Currency weight	0.58	0.39	11.90	0.09	1.02				
Base exchange rate	1.42	1.19	160.22	1.05	9.28				

Sensitivity of the Bank's Net Assets to Currency Fluctuations as at 31 December 2016

(Amounts in UA thousands)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD									
EUR	2,888.41	2,139.77	482.48	512.20	709.01	2.94	6,734.83	(3.96)	6bps
GBP	2,952.89	1,988.67	493.25	576.00	724.84	2.94	6,738.61	(0.18)	0bps
JPY	2,953.76	1,989.26	542.74	523.79	725.06	2.94	6,737.55	(1.24)	2bps
CNY	2,944.03	1,982.71	491.78	522.07	794.94	2.94	6,738.46	(0.33)	0bps
Net assets resulting from 10% appreciation from each African currency against the SDR	2,976.11	2,004.31	497.13	527.76	730.54	3.24	6,739.09	0.29	0bps
Net assets resulting from a 10% depreciation against the USD									
EUR	3,060.59	1,873.82	511.24	542.74	751.28	2.94	6,742.61	3.82	6bps
GBP	2,997.53	2,018.74	500.71	483.23	735.80	2.94	6,738.96	0.17	0bps
JPY	2,996.72	2,018.19	455.07	531.41	735.60	2.94	6,739.94	1.15	2bps
CNY	2,944.03	1,982.71	491.78	522.07	794.94	2.94	6,738.46	(0.33)	0bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,976.11	2,004.31	497.13	527.76	730.54	2.68	6,738.52	(0.27)	0bps
Assumptions									
Base net assets	2,976.11	2,004.31	497.13	527.76	730.54	2.94	6,738.79		
Currency weight	0.58	0.39	11.90	0.09	1.02				
Base exchange rate	1.34	1.27	157.28	1.09	9.34				

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

1. the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets; and

2. the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest rate risk position as at 31 December 2017 and 2016 was as follows:

Interest Rate Risk Position as at 31 December 2017

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non-interest bearing funds	Total
Assets								
Cash	1,173,096	-	-	-	-	-	-	1,173,096
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments [(a)]	7,184,526	348,000	350,190	400,400	516,530	2,670,390	57,314	11,527,350
Non-negotiable instruments on account of capital	52	24	-	-	-	-	-	76
Accounts receivable	845,300	-	-	-	-	-	(250,326)	594,974
Loans – disbursed and outstanding	14,406,297	331,801	473,262	350,192	331,315	1,928,895	(3,517)	17,818,245
Hedged loans – fair value adjustment	-	-	-	-	-	-	54,448	54,448
Accumulated impairment for loan losses	-	-	-	-	-	-	(184,593)	(184,593)
Equity participations	-	-	-	-	-	-	781,217	781,217
Other assets	-	-	-	-	-	-	96,386	96,386
	23,613,072	679,825	823,452	750,592	847,845	4,599,285	550,929	31,865,000
Liabilities								
Accounts payable	(1,255,587)	-	-	-	-	-	-	(1,255 587)
Borrowings [(b)]	(23,348,055)	(144,880)	(223)	(2,880)	(70,355)	(147,919)	197,728	(23,516,584)
Macro-hedge swaps	(19,280)	-	4,353	14,927	-	-	-	-
	(24,622,922)	(144,880)	4,130	12,047	(70,355)	(147,919)	197,728	(24,772,171)
Interest rate risk position as at 31 December 2017*	(1,009,850)	534,945	827,582	762,639	777,490	4,451,366	748,657	7,092,829

* Interest rate risk position represents equity.

(a) Treasury investments comprise:

Treasury investments	11,521,065
Derivative assets – investments	7,786
Derivative liabilities – investments	(1,501)
Amount per statement of interest rate risk	11,527,350

(b) Borrowings comprise:

Borrowings	23,175,690
Derivative assets – borrowings	(709,236)
Derivative liabilities – borrowings	1,050,130
Net borrowings per statement of interest rate risk	23,516,584

Interest Rate Risk Position as at 31 December 2016

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non-interest bearing funds	Total
Assets								
Cash	1,306,821	-	-	-	-	-	-	1,306,821
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments [(a)]	6,465,731	476,660	389,650	373,290	389,710	2,448,360	53,183	10,596,584
Non-negotiable instruments on account of capital	78	56	25	-	-	-	-	159
Accounts receivable	803,290	-	-	-	-	-	(259,457)	543,833
Loans – disbursed and outstanding	12,529,090	314,639	314,617	463,311	306,108	1,422,392	(1,710)	15,348,447
Hedged loans – fair value adjustment	-	-	-	-	-	-	80,230	80,230
Accumulated impairment for loan losses	-	-	-	-	-	-	(251,423)	(251,423)
Equity participations	-	-	-	-	-	-	719,375	719,375
Other securities	54,358	-	-	-	-	-	-	54,358
Other assets	-	-	-	-	-	-	97,690	97,690
	21,163,169	791,355	704,292	836,601	695,818	3,870,752	437,888	28,499,875
Liabilities								
Accounts payable	(1,615,988)	-	-	-	-	-	-	(1,615,988)
Borrowings [(b)]	(20,201,789)	(199)	(40,832)	(217)	(3,832)	(127,029)	95,679	(20,278,219)
Macro-hedge swaps	(124,628)	104,885	-	-	4,458	15,285	-	-
	(21,942,405)	104,686	(40,832)	(217)	626	(111,744)	95,679	(21,894,207)
Interest rate risk position as at 31 December 2016*	(779,236)	896,041	663,460	836,384	696,444	3,759,008	533,567	6,605,668

* Interest rate risk position represents equity.

(a) Treasury investments comprise:	
Treasury investments	10,590,041
Derivative assets – investments	10,736
Derivative liabilities – investments	(4,193)
Amount per statement of interest rate risk	10,596,584

(b) Borrowings comprise:	
Borrowings	20,644,150
Derivative assets – borrowings	(1,223,012)
Derivative liabilities – borrowings	857,081
Net borrowings per statement of interest rate risk	20,278,219

Interest Rate Risk on Assets Funded by Debt

Two thirds of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate" loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month LIBOR floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month LIBOR floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month LIBOR floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard six-month LIBOR rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month LIBOR-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro commercial paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. These assets are mostly made up of fixed rate loans and investments with an average duration of 5 years. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank's assets is funded by equity and repriced in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of 2016 and 2017, the Bank's overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Net Interest Margin Sensitivity
A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 6.56 million and UA 6.44 million as of 31 December 2017 and 2016, respectively.

Fair Value Sensitivity
Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at fair value through profit or loss. The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of 31 December 2017 and 2016, respectively. However, due to the low level of interest rates across the Japanese Yen yield curve, the sensitivity analysis in 2017 and 2016 for assets and liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/- 10 bps.
(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift	
	2017 Gain/(Loss)	2016 Gain/(Loss)	2017 Gain/(Loss)	2016 Gain/(Loss)
Investments at fair value through profit or loss	(12,671)	(12,553)	15,207	14,229
Fair-valued borrowings and derivative portfolios	(258,626)	(207,193)	232,330	189,203

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. Prepayments in the year ended 31 December 2017 amounted to UA 103.78 million, compared to prepayments of UA 249.63 million realized in 2016, none of which related to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank's transactions and includes losses attributable to failures of internal processes in credit and market operations.

The Office of the Group Chief Risk Officer has oversight on operational risk activities across the Bank. This includes the implementation of an Integrated Internal Control Framework (IICF) covering, an Internal Control over Financial Reporting (ICFR) based on the COSO Framework and an Operational Risk Management Framework (ORMF). The ICFR serves as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's Annual Report.

An ORMF ensures a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It also provides the basis for applying an advanced standard in measuring operational risk capital. Currently, the Bank's Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the Business Continuity Unit (BCPU) follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Integrity and Anti-Corruption Department (IACD) and the existence of a whistleblower protection policy.

Note E — Financial assets and liabilities

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 31 December 2017 and 2016:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

31 December 2017	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair Value	Designated at Fair Value				
Cash	-	-	-	1,173,096	1,173,096	1,173,096
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	6,695,209	-	-	4,825,856	11,521,065	11,492,300
Derivative assets	717,022	-	-	-	717,022	717,022
Non-negotiable instruments on account of capital	-	-	-	76	76	76
Accounts receivable	-	-	-	594,974	594,974	594,974
Loans	18,380	-	-	17,615,273	17,633,653	17,742,765
Equity participations	-	-	781,217	-	781,217	781,217
Total financial assets	7,430,611	-	781,217	24,213,076	32,424,904	32,505,251
Accounts payable	-	-	-	1,255,587	1,255,587	1,255,587
Derivative liabilities	1,051,631	-	-	-	1,051,631	1,051,631
Borrowings	-	22,566,653	-	609,037	23,175,690	23,241,646
Total financial liabilities	1,051,631	22,566,653	-	1,864,624	25,482,908	25,548,864

(UA thousands)

31 December 2016	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair Value	Designated at Fair Value				
Cash	-	-	-	1,306,821	1,306,821	1,306,821
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	6,113,428	-	-	4,476,613	10,590,041	10,704,093
Derivative assets	1,233,748	-	-	-	1,233,748	1,233,748
Non-negotiable instruments on account of capital	-	-	-	159	159	159
Accounts receivable	-	-	-	543,833	543,833	543,833
Loans	20,752	-	-	15,076,272	15,097,024	15,304,475
Equity participations	-	-	719,375	-	719,375	719,375
Other securities	-	-	-	54,358	54,358	54,358
Total financial assets	7,367,928	-	719,375	21,461,857	29,549,160	29,870,663
Accounts payable	-	-	-	1,615,988	1,615,988	1,615,988
Derivative liabilities	861,274	-	-	-	861,274	861,274
Borrowings	-	20,007,612	-	636,538	20,644,150	20,725,746
Total financial liabilities	861,274	20,007,612	-	2,252,526	23,121,412	23,203,008

The table below classifies the Bank's financial instruments that were carried at fair value at 31 December 2017 and 2016 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2017	2016	2017	2016	2017	2016	2017	2016
Treasury investments	4,863,084	4,203,230	1,822,370	1,875,174	9,755	35,024	6,695,209	6,113,428
Derivative assets	7,178	6,268	698,435	1,220,056	11,409	7,424	717,022	1,233,748
Loans	-	-	18,380	20,752	-	-	18,380	20,752
Equity participations	13,025	6,269	-	-	768,192	713,106	781,217	719,375
Total financial assets	4,883,287	4,215,767	2,539,185	3,115,982	789,356	755,554	8,211,828	8,087,303
Derivative liabilities	-	-	1,011,772	817,535	39,859	43,739	1,051,631	861,274
Borrowings	14,063,369	13,275,578	8,258,453	6,567,675	244,831	164,359	22,566,653	20,007,612
Total financial liabilities	14,063,369	13,275,578	9,270,225	7,385,210	284,690	208,098	23,618,284	20,868,886

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2.These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value. However as noted earlier, the fair values for loans and some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities – Asset and Mortgage-Backed Securities
Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares - Private Equity
The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (level 3 hierarchy) at 31 December 2017 and 2016 is as follows:

(UA thousands)

	Investments at Fair Value through Profit and Loss	Investments at Fair Value through Other Comprehensive Income	Derivative Assets	Derivative Liabilities	Borrowings
2016					
Balance at 1 January 2016	62,121	696,780	3,166	(34,536)	(159,052)
Unrealized (losses)/gains recognized in income statement	(20,720)	-	(692)	(7,401)	2,053
Losses recognized in the statement of comprehensive income	-	(11,911)	-	-	-
Purchases, issues and settlements (net)	(7,159)	40,380	4,156	(2,091)	1,956
Translation effects	782	(12,143)	1,030	53	(9,316)
Transfer between assets and liabilities	-	-	(236)	236	-
Balance at 31 December 2016	35,024	713,106	7,424	(43,739)	(164,359)
2017					
Balance at 1 January 2017	35,024	713,106	7,424	(43,739)	(164,359)
Unrealized (losses)/gains recognized in income statement	(838)	-	(3,625)	(56)	(2,046)
Gains recognized in the statement of comprehensive income	-	48,572	-	-	-
Purchases, issues and settlements (net)	(23,825)	36,054	7,837	683	(82,277)
Translation effects	(606)	(29,539)	(226)	3,253	3,851
Balance at 31 December 2017	9,755	768,193	11,410	(39,859)	(244,831)

Fair Value of Financial Assets and Liabilities at Amortized Cost Based on Three-Level Hierarchy

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at 31 December 2017 and 2016 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2017	2016	2017	2016	2017	2016	2017	2016
Treasury investments	4,783,003	4,553,354	-	-	-	37,311	4,783,003	4,590,665
Loans	-	-	-	-	17,724,385	15,283,723	17,724,385	15,283,723
Total financial assets	4,783,003	4,553,354	-	-	17,724,385	15,321,034	22,507,388	19,874,388
Borrowings	-	-	556,831	609,536	115,549	108,598	672,380	718,134
Total financial liabilities	-	-	556,831	609,536	115,549	108,598	672,380	718,134

Quantitative Information About Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-Relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss-given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk	-
Equity participations	Net asset value	N/A	N/A
Derivative liabilities	Discounted cash flow	Volatility of credit Credit spreads	-
Borrowings	Consensus pricing	Offered quotes Own credit	-

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign Exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavorable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

African Development Bank

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects:

Investments

The fair value of level 3 investments is sensitive to sources of pricing used. The fair value variance arising from using other sources of prices amounted to almost nil (2016: negative UA 0.01 million or negative 0.02 percent).

Borrowings and Derivatives

The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the level 3 borrowings and derivative portfolios as of December 31, 2017 and 2016:

(UA thousands)

	Upward Parallel Shift Gain/(Loss)		Downward Parallel Shift Gain/(Loss)	
	2017	2016	2017	2016
Fair-valued level 3 borrowings and derivative portfolios	(25,150)	(7,233)	29,584	3,393

Day One Profit and Loss - Unrecognized Gains/Losses as a Result of the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 31 December 2017 and 2016 were made up as follows:

(UA thousands)

	2017	2016
Balance at 1 January	162,752	136,743
New transactions	58,150	27,169
Amounts recognized in income statement during the year	(16,325)	(13,210)
Translation effects	(3,529)	12,050
Balance at 31 December	201,048	162,752

Note F — Treasury investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at December 31, 2017, the Bank held collateral with a fair value of UA 200.72 million in connection with swap agreements. This was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable".

The composition of treasury investments as at 31 December 2017 and 2016 was as follows:

(UA thousands)

	2017	2016
Treasury investments mandatorily measured at fair value through profit or loss	6,695,209	6,113,428
Treasury investments at amortized cost	4,825,856	4,476,613
Total	11,521,065	10,590,041

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)

A summary of the Bank's treasury investments mandatorily measured at FVTPL as at 31 December 2017 and 2016 was as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Time deposits	126.58	128.38	-	392.64	-	53.52	60.28	154.51	186.86	729.05
Asset-backed securities	9.62	23.59	0.13	11.18	-	-	-	-	9.75	34.77
Government and agency obligations	2,896.32	2,208.24	934.97	613.85	-	10.66	74.39	81.08	3,905.68	2,913.83
Corporate bonds	202.84	103.97	75.09	42.76	-	-	-	-	277.93	146.73
Financial institutions	490.88	1,231.98	786.00	714.60	-	-	267.57	22.99	1,544.45	1,969.57
Supranational	336.12	249.76	420.40	28.21	-	31.92	14.02	9.59	770.54	319.48
Total	4,062.36	3,945.92	2,216.59	1,803.24	-	96.10	416.26	268.17	6,695.21	6,113.43

The nominal value of treasury investments mandatorily measured at FVTPL as at 31 December 2017 was UA 6,698.50 million (2016: UA 6,108.09 million). The average yield of treasury investments mandatorily measured at FVTPL for the year ended 31 December 2017 was 0.89% (2016: 0.45 %).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at 31 December 2017 and 2016 was as follows:

(UA millions)

	2017	2016
One year or less	-	2,791.71
More than one year but less than two years	2,867.46	1,306.00
More than two years but less than three years	2,017.53	1,784.50
More than three years but less than four years	1,119.37	209.20
More than four years but less than five years	214.08	0.02
More than five years	476.77	22.00
Total	6,695.21	6,113.43

Treasury Investments at Amortized Cost

A summary of the Bank's treasury investments at amortized cost at 31 December 2017 and 2016 was as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Asset-backed securities	-	37.19	-	-	-	-	-	-	-	37.19
Government and agency obligations	777.65	814.54	804.26	697.20	653.96	701.62	708.77	675.08	2,944.64	2,888.44
Financial institutions	-	37.05	-	-	-	-	-	-	-	37.05
Supranational	951.16	808.85	615.25	546.09	71.50	-	243.31	158.99	1,881.22	1,513.93
Total	1,728.81	1,697.63	1,419.51	1,243.29	725.46	701.62	925.08	834.07	4,825.86	4,476.61

The nominal value of treasury investments at amortized cost as at 31 December 2017 was UA 4,768.51 million (2016: UA 4,423.44 million). The average yield of treasury investments at amortized cost for the year ended 31 December 2017 was 2.02% (2016: 3.23%).

The contractual maturity structure of treasury investments at amortized cost as at 31 December 2017 and 2016 was as follows:

(UA millions)

	2017	2016
One year or less	-	345.89
More than one year but less than two years	481.63	473.31
More than two years but less than three years	345.89	386.46
More than three years but less than four years	348.76	372.42
More than four years but less than five years	411.27	402.99
More than five years	3,238.31	2,495.54
Total	4,825.86	4,476.61

The fair value of treasury investments at amortized cost as at 31 December 2017 was UA 4,797.09 million (2016: UA 4,590.66 million).

Note G — Derivative assets and liabilities

The fair values of derivative financial assets and financial liabilities at 31 December 2017 and 2016 were as follows:

(UA thousands)

	2017		2016	
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:				
Cross-currency swaps	654,626	779,599	1,167,194	594,839
Interest rate swaps	39,005	179,111	48,045	148,769
Loan swaps	15,605	91,420	7,773	113,473
	709,236	1,050,130	1,223,012	857,081
Investments-related:				
Asset swaps	106	1,501	1,712	4,193
Macro-hedge swaps and others	7,680	-	9,024	-
	7,786	1,501	10,736	4,193
Total	717,022	1,051,631	1,233,748	861,274

The notional amounts of derivative financial assets and financial liabilities at 31 December 2017 and 2016 were as follows:

(UA thousands)

	2017	2016
Borrowings-related:		
Cross-currency swaps	11,579,194	10,776,969
Interest rate swaps	13,842,938	11,669,522
Loan swaps	2,601,761	1,777,321
	28,023,893	24,223,812
Investments-related:		
Asset swaps	2,811	244,983
Macro-hedge swaps	119,236	227,865
	122,047	472,848
Total	28,145,940	24,696,660

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at December 31, 2017, the Bank had futures with a notional value of Euro 8,863 million, GBP 764 million and USD 34,062 million. The carrying value of Euro futures was a positive market value of UA 2.2 million (in the money) while the US dollars and GBP futures was a negative market value of UA 18.2 million and UA 0.08 million (out of the money).

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, CFA Franc and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 31 December 2017, there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 December 2017 was a liability of UA 75.80 million. The fair value gain on these loan swaps for the year ended 31 December 2017 was UA 34.60 million. The fair value loss on the hedged loans attributable to the hedged risk was UA 36.21 million. Therefore, the hedge effectiveness recognized in profit or loss was a loss of UA 1.61 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the year ended December 2017, the amortization of fair value adjustment on the hedged risk amounted to UA 3.87 million.

Note H — Non-negotiable instruments on account of capital

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1. Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2. Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest-bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) **Regional Members –** 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) **Non-Regional Members –** five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors' Resolution B/BG/2010/08 of 27 May 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional Member Countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At 31 December 2017 and 2016, the non-negotiable notes' balances were as follows:

(UA thousands)

	2017	2016
Balance at 1 January	159	271
Net movement for the year	(83)	(112)
Balance at 31 December	76	159

Note I — Loans and guarantees

Loans

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, offered in multicurrency or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle to ensure that the overall cost of funds is compensated.

At 31 December 2017 and 2016, outstanding loans were as follows:

(UA thousands)

	2017	2016
Outstanding balance of loans - amortized cost	17,799,866	15,327,695
Outstanding balance of loans - fair value	18,380	20,752
	17,818,246	15,348,447
Less: accumulated provision for impairment	(184,593)	(251,423)
Balance at 31 December	17,633,653	15,097,024

Fair Value of Loans

At 31 December 2017 and 2016, the carrying and estimated fair values of outstanding loans were as follows:

(UA thousands)

	2017		2016	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Loans at amortized cost				
Fixed rate loans	16,127,433	16,019,325	13,465,104	13,416,625
Floating rate loans	1,500,247	1,521,227	1,677,955	1,677,148
Variable rate loans	172,186	183,833	184,636	189,950
Subtotal	17,799,866	17,724,385	15,327,695	15,283,723
Loans at fair value	18,380	18,380	20,752	20,752
Total	17,818,246	17,742,765	15,348,447	15,304,475
Accumulated provision for impairment on loans at amortized cost	(184,593)	-	(251,423)	-
Net loans	17,633,653	17,742,765	15,097,024	15,304,475

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at 31 December 2017 and 2016 was as follows:

(UA millions)

	2017				2016
Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	1,071.17	317.22	172.17	1,560.56	1,414.62
More than one year but less than two years	1,144.82	183.90	0.01	1,328.73	1,269.78
More than two years but less than three years	1,510.30	161.34	0.01	1,671.65	1,228.35
More than three years but less than four years	1,311.00	154.50	-	1,465.50	1,416.31
More than four years but less than five years	1,290.63	147.13	-	1,437.76	1,276.83
More than five years	9,817.89	536.16	-	10,354.05	8,742.56
Total	16,145.81	1,500.25	172.19	17,818.25	15,348.45

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and types of outstanding loans as at 31 December 2017 and 2016 were as follows:

(Amounts in UA millions)

			2017		2016	
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	92.08		95.08	
		Japanese Yen	143.95		170.09	
		Pound Sterling	1.64		1.84	
		Swiss Franc	2.21		2.24	
		US Dollar	193.70		222.46	
			433.58	2.43	491.71	3.21
	Single Currency	Euro	5,259.00		4,739.42	
		Japanese Yen	-		0.76	
		South African Rand	1,505.91		1,087.61	
		US Dollar	5,954.00		5,894.01	
		Others	46.83		41.02	
			12,765.74	71.64	11,762.82	76.64
	Structured Products	Euro	1,646.65		1,056.97	
		US Dollar	1,123.84		174.36	
		South African Rand	176.02		-	
			2,946.51	16.54	1,231.33	8.02
Floating Rate:	Single Currency	Euro	306.62		336.90	
		Japanese Yen	5.97		7.86	
		South African Rand	91.08		95.69	
		US Dollar	1,096.58		1,237.50	
			1,500.25	8.42	1,677.95	10.93
Variable Rate:	Multi-Currency	US Dollar	134.69		142.69	
			134.69	0.76	142.69	0.93
	Single Currency	Euro	7.08		9.21	
		Japanese Yen	15.01		15.37	
		Swiss Franc	0.97		0.98	
		US Dollar	14.42		16.39	
			37.48	0.21	41.95	0.27
Total			17,818.25	100.00	15,348.45	100.00

The weighted average yield on outstanding loans for the year ended 31 December 2017 was 2.94% (2016: 2.60%).

A comparative summary of the currency composition of outstanding loans at 31 December 2017 and 2016 was as follows:

(Amounts in UA millions)

	2017		2016	
	Amount	%	Amount	%
Euro	7,311.44	41.03	6,237.58	40.64
Japanese Yen	164.93	0.93	194.08	1.26
Pound Sterling	1.64	0.01	1.84	0.01
South African Rand	1,773.00	9.95	1,183.30	7.71
Swiss Franc	3.18	0.02	3.22	0.02
US Dollar	8,517.23	47.80	7,687.41	50.09
Others	46.83	0.26	41.02	0.27
Total	17,818.25	100.00	15,348.45	100.00

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at 31 December 2017 and 2016 were as follows:

(UA thousands)

	2017	2016
Accrued income and charges receivable on loans	530,396	492,951
Less: accumulated provision for impairment	(250,326)	(259,458)
Balance at 31 December	280,070	233,493

Provision for Impairment on Loan Principal and Charges Receivable

At 31 December 2017, outstanding loans with an aggregate principal balance of UA 476.51 million (2016: UA 568.52 million), of which UA 285.16 million (2016: UA 287.42 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 December 2017 and 2016 were as follows:

(UA thousands)

	2017	2016
Outstanding balance on impaired loans	476,515	568,518
Less: accumulated provision for impairment	(184,593)	(251,423)
Net balance on impaired loans	291,922	317,095
Charges receivable and accrued income on impaired loans	358,639	364,804
Less: accumulated provision for impairment	(250,326)	(259,458)
Net charges receivable and accrued income on impaired loans	108,313	105,346

The movements in the accumulated provision for impairment on outstanding loan principal for the year ended 31 December 2017 and 2016 were as follows:

(UA thousands)

	2017	2016
Balance at 1 January	251,423	201,847
Provision for impairment on loan principal for the year (net)	2,997	43,777
Reversal of provision for loan written off	(59,742)	-
Translation effects	(10,085)	5,799
Balance at 31 December	184,593	251,423

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the year ended 31 December 2017, a net reversal of provision for impairment made on private sector loans amounted to UA 4.42 million (2016: provision for UA 40.91 million). The accumulated provisions on private sector loans at 31 December 2017 amounted to UA 101.54 million (2016: UA 162.68 million).

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 31 December 2017 and 2016 were as follows:

(UA thousands)

	2017	2016
Balance at 1 January	259,458	228,580
Provision for impairment on loan charges for the year (net)	13,971	24,033
Reversal of provision for loan written off	(16,731)	-
Translation effects	(6,372)	6,845
Balance at 31 December	250,326	259,458

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the year ended 31 December 2017, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of UA 4.68 million (2016: UA 9.07 million). The accumulated provision on interest and charges receivable on private sector loans at 31 December 2017 amounted to UA 4.83 million (2016: UA 17.03 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2017, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 1.01 million (2016: UA 1.11.million).

Also, the Bank provides trade finance and repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Trade finance and repayment guarantees provided by the Bank outstanding at 31 December 2017 amounted to UA 392.11 million (2016: UA 401.04 million).

Other than the guarantees above given to other entities, the Bank in 2015 entered into guarantee contracts covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans. Based on the structure, such guarantees are referred to as Exposure Exchange Agreements and are primarily risk management tools. The details are in Note D. As at 31 December 2017 the nominal amounts of these contracts was USD 4.47 billion (UA 3.14 billion).

Similarly, the Bank purchases credit enhancement facilities from the Private Sector Enhancement Facility (PSF) for some of its loans. As at 31 December 2017, the covered amounts of non-sovereign loans by PSF amounted to UA 285.14 million and the cost of this coverage for the year ended 31 December 2017 was UA 7.30 million.

Note J — Equity participations

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the period. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended 31 December 2017 amounted to UA 228.50 million (2016: UA 211.73 million), representing 60.95 percent (2016: 62.14 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 December 2017, the Bank's pro-rata or economic share in ADF was 0.43 percent (2016: 0.45 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, no rights to variable returns from its relationship with ADF and has an economic interest of less than 1 percent in the Fund. Consequently, the Fund cannot be consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income

The Bank's equity interests at the end of 2017 and 2016 are summarized below:

(Amounts in UA thousands)

Institutions	Year Established	Callable Capital	Carrying Value 2017	Carrying Value 2016
African Development Fund	1972	-	111,741	111,741
Accumulated share of profit/(loss) & impairment on 1 January			(49,636)	(49,490)
Share of loss for the year			(476)	(302)
(Impairment)/reversal of provision for the year			(21)	156
		-	61,608	62,105
DIRECT INVESTMENTS				
Development Finance Institutions				
Africa50 Project Development	2016	-	2,730	2,181
Africa50 Project Finance	2015	52,664	19,371	18,589
Africa Prudential plc	2015	-	149	116
African Export and Import Bank	1993	19,049	78,711	70,620
African Guarantee Fund	2011	-	8,107	7,582
Afriland Properties plc	2015	-	83	88
Central African Development Bank (BDEAC)	1975	2,311	1,686	1,566
East African Development Bank	1967	9,830	15,928	16,289
Eastern and Southern African Trade and Development Bank	1985	38,199	63,689	55,345
Great Lakes Development Bank (BDEGL)*	1980	-	-	-
Shelter Afrique	1982	-	6,635	930
TCX Investment Company Mauritius Limited	2007	156	19,122	18,176
United Capital plc	2015	-	510	415
West African Development Bank (BOAD)	1973	1,871	5,098	5,186
		124,080	221,819	197,083
Commercial Banks				
United Bank for Africa	1961	-	12,283	5,650
		-	12,283	5,650
Microfinance Institutions				
AB Microfinance Bank Nigeria Limited	2007	-	1,014	856
Access Bank Liberia Limited	2008	-	1,136	960
Access Bank Tanzania Limited	2007	-	612	652
Advans Banque Congo	2008	-	991	1,326
MicroCred Côte d'Ivoire S.A.	2013	-	730	680
		-	4,483	4,474
Insurance				
Africa Trade Insurance Agency	2013	-	11,139	11,452
Africa-Re	1977	-	47,443	49,080
Eastern and Southern African Reinsurance Company (ZEP-RE)	2011	-	20,131	17,419
		-	78,713	77,951
TOTAL DIRECT INVESTMENTS		124,080	317,298	285,158
FUNDS				
Africa Capitalization Fund	2010	381	12,129	17,248
Africa Health Fund LLC	2009	3,061	8,446	11,897
Africa Joint Investment Fund	2010	410	5,733	6,482
Africa Renewable Energy Fund L.P	2014	6,604	10,875	7,286
African Agriculture Fund LLC	2010	1,200	32,238	26,148
African Infrastructure Investment Fund 2	2009	2,014	20,317	20,638
AfricInvest Fund II LLC	2008	752	7,996	8,604
AfricInvest Fund III LLC	2016	6,943	7,839	6,747
AFIG Fund II LP	2016	11,816	4,608	454
Agri-Vie Fund PCC	2008	730	6,799	8,937
APIS Growth Fund I Africa LP	2017	11,992	1,955	-
Argan Infrastructure Fund	2010	7,095	3,483	3,514
ARM-Harith Infrastructure Fund	2015	9,304	4,885	4,473
Atlantic Coast Regional Fund LLC	2008	94	14,735	13,175
Aureos Africa Fund LLC	2007	1,067	11,413	14,786
Business Partners International Southern Africa SME Fund	2014	1,495	2,697	1,600
Carlyle Sub-Saharan Africa Fund (CSSAF)	2012	7,628	11,262	5,259
Catalyst Fund I LLC	2010	1,343	5,643	8,297
Cauris Croissance II Fund	2012	1,109	2,457	1,425
ECP Africa Fund II PCC	2005	11,435	18,870	21,233
ECP Africa Fund III PCC	2008	6,008	44,212	44,423
ECP Africa Fund IV PCC	2017	8,252	9,945	
Eight Miles LLP	2012	2,310	16,593	15,215
Enko Africa Private Equity Fund	2014	5,300	4,415	1,031
Evolution One Fund	2010	763	313	2,837
Fund for Agricultural Finance in Nigeria (FAFIN)	2017	4,489	1,759	
GEF Africa Sustainable Forestry Fund	2011	-	13,088	14,173
GroFin Africa Fund	2008	2,266	1,406	2,048
Helios Investors II (Mauritius) Limited	2011	1,158	31,877	30,135
I & P Afrique Entrepreneurs	2012	1,235	3,867	3,259
Investment Fund for Health in Africa	2010	894	5,506	5,436
KIBO Fund II	2014	4,687	3,434	1,411
Kukuza Project Development Company	2017	3,160	351	-
Maghreb Private Equity Fund II (Mauritius) PCC	2008	6,132	8,630	10,595
Maghreb Private Equity Fund III (Mauritius) PCC	2012	2,194	14,541	16,119
Mediterrania Capital Fund III	2017	8,641	3,991	-
Moringa Mauritius Africa	2016	6,048	1,264	807
New Africa Mining Fund II	2010	-	(117)	-
Pan African Housing Fund (PAHF)	2013	2,002	2,605	1,860
Pan African Infrastructure Development Fund	2007	-	32,719	29,430
Pan African Infrastructure Development Fund II	2014	5,496	1,287	440
Pan-African Investment Partners II Limited	2008	-	3	3
South Africa Infrastructure Fund	1996	-	-	-
Tide Africal LP Fund	2017	6,463	559	-
West Africa Emerging Market Fund	2011	840	5,683	4,687
TOTAL FUNDS		164,811	402,311	372,112
TOTAL DIRECT INVESTMENTS AND FUNDS		288,891	719,609	657,270
GRAND TOTAL		288,891	781,217	719,375

*   Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.
**   The cost of equity investments (excluding ADF) carried at fair value at 31 December 2017 amounted to UA 575.08 million (2016: UA 563.14 million).

Note K — Other securities

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMCs) for the purpose of financing development projects and programs. The Bank may also invest in other securities including trade financing that meet the development objectives of its borrower member countries.

These investments are classified as financial assets at amortized cost.

As at 31 December 2017, there was no outstanding amount in respect of debt instruments in RMCs (2016: UA 54.36 million).

Note L — Property, equipment and intangible assets

(UA thousands)

	Property and Equipment						Intangible Assets	Grand Total
2017	Land	Capital Work in Progress	Building and Improve-ments	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:								
Balance at 1 January	480	17,410	65,923	17,752	80,706	182,271	24,597	206,868
Transfer	-	(238)	-	-	238	-	-	-
Put into use	-	(3,405)	759	74	2,265	(307)	307	-
Additions during the year	-	8,085	56	510	3,711	12,362	1,667	14,029
Disposals during the year	-	-	-	(23)	(522)	(545)	-	(545)
Balance at 31 December	480	21,852	66,738	18,313	86,398	193,781	26,571	220,352
Accumulated Depreciation:								
Balance at 1 January	-	-	23,544	10,937	51,807	86,288	23,538	109,826
Depreciation during the year	-	-	4,636	2,559	7,185	14,380	840	15,220
Disposals during the year	-	-	-	(23)	(479)	(502)	-	(502)
Balance at 31 December	-	-	28,180	13,473	58,513	100,166	24,378	124,544
Net Book Values: 31 December 2017	480	21,852	38,558	4,840	27,885	93,615	2,193	95,808

(UA thousands)

	Property and Equipment						Intangible Assets	Grand Total
2016	Land	Capital Work in Progress	Building and Improve-ments	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:								
Balance at 1 January	480	69,803	24,133	16,375	62,214	173,005	23,722	196,727
Put into use	-	(59,816)	41,528	-	18,288	-	-	-
Additions during the year	-	7,423	262	1,393	4,305	13,383	875	14,258
Disposals during the year	-	-	-	(16)	(4,101)	(4,117)	-	(4,117)
Balance at 31 December	480	17,410	65,923	17,752	80,706	182,271	24,597	206,868
Accumulated Depreciation:								
Balance at 1 January	-	-	22,422	8,364	50,606	81,392	22,507	103,899
Depreciation during the year	-	-	1,122	2,590	5,292	9,004	1,031	10,035
Disposals during the year	-	-	-	(17)	(4,091)	(4,108)	-	(4,108)
Balance at 31 December	-	-	23,544	10,937	51,807	86,288	23,538	109,826
Net Book Values: 31 December 2016	480	17,410	42,379	6,815	28,899	95,983	1,059	97,042

The land on which the HQ building stands was originally granted for the unlimited use by the Bank, but with ownership retained by the Government of Côte d'Ivoire. However, in 2013, the Government of Côte d'Ivoire agreed to transfer the title to the land to the Bank and the relevant processes to finalize the transfer of title to the Bank are underway and are almost at completion.

Note M — Borrowings

As at 31 December 2017 and 2016, the Bank's borrowings were as follows:

(UA millions)

	2017	2016
Borrowings at fair value	22,566.65	20,007.61
Borrowings at amortized cost	609.04	636.54
Total	23,175.69	20,644.15

The Bank's borrowings as at 31 December 2017 included subordinated borrowings in the amount of UA 220.76 million (2016: UA 230.07 million).

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at 31 December 2017 was UA 28.74 billion.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank's borrowings portfolio at 31 December 2017 and 2016 was as follows:

Borrowings and Swaps at 31 December 2017

(Amounts in UA millions)

Currency	Rate Type	Direct Borrowings Carried at Fair Value	Carried at Amortized Cost	Weighted Average Cost [b] (%)	Weighted Average Maturity (Years)	Currency Swap Agreements [a] Amount Payable/ (Receivable)	Weighted Average Cost [b] (%)	Average Maturity (Years)	Interest Rate Swaps Notional Amount Payable/ (Receivable)	Weighted Average Cost [b] (%)	Average Maturity (Years)
Euro	Fixed	2,505.93	-	0.32	7.01	143.71	8.71	1.67	-	-	-
		-	-	-	-	(155.99)	1.49	13.09	(2,464.35)	0.22	6.47
	Adjustable	83.26	-	0.16	0.04	5,963.45	(0.41)	3.33	2,464.35	(0.37)	6.47
		-	-	-	-	(298.24)	(0.56)	3.06	-	-	-
GBP	Fixed	708.24	-	0.76	1.92	-	-	-	-	-	-
		-	-	-	-	(379.50)	0.75	0.60	(332.06)	0.78	3.45
	Adjustable	-	-	-	-	-	-	-	332.06	0.41	3.45
		-	-	-	-	(237.19)	0.53	4.00	-	-	-
Japanese Yen	Fixed	1,020.12	127.51	0.80	18.74	-	-	-	-	-	-
		-	-	-	-	(1,138.92)	0.91	18.75	-	-	-
	Adjustable	378.87	-	4.86	4.86	60.26	(0.68)	3.26	15.55	(0.42)	6.68
		-	-	-	-	(327.21)	3.58	9.40	(15.55)	1.60	6.68
US Dollar	Fixed	12,468.19	358.11	1.88	2.35	6.60	1.39	2.75	-	-	-
		-	-	-	-	(2,808.73)	1.94	1.44	(9,866.75)	1.73	2.55
	Adjustable	801.13	-	1.65	1.57	4,178.09	1.32	12.09	10,231.31	1.45	2.47
		-	-	-	-	(1,792.94)	1.08	2.77	(379.18)	1.54	0.62
Others [d]	Fixed	3,998.00	89.91	3.76	4.70	-	-	-	-	-	-
		-	-	-	-	(3,454.89)	3.80	4.84	(785.05)	4.16	9.96
	Adjustable	602.92	36.59	4.54	0.89	1,495.99	7.04	2.10	557.07	3.62	4.69
		-	-	-	-	(985.58)	5.72	4.53	-	-	-
Total	Fixed	20,700.47	575.53	1.96	4.19	150.31	8.39	1.71	-	-	-
		-	-	-	-	(7,938.03)	2.54	5.60	(13,448.21)	1.55	3.64
	Adjustable	1,866.18	36.59	3.19	1.96	11,697.79	1.16	6.30	13,600.34	1.17	3.24
		-	-	-	-	(3,641.16)	2.39	3.72	(394.73)	1.54	0.86
Principal at face value		22,566.65	612.12	2.06	4.01	268.91	-	-	(242.60)	-	-
Net unamortized premium/ Discount		-	(3.08)	-	-	(947.58)	-	-	283.16	-	-
		22,566.65	609.04	2.06	4.01	(678.67)	-	-	40.56	-	-
Fair valuation adjustment		-	-	-	-	553.70 [C]	-	-	(180.66) [C]	-	-
Total		22,566.65	609.04	2.06	4.01	(124.97)	-	-	(140.10)	-	-

Supplementary disclosure (direct borrowings):
The carrying amount of borrowings at 31 December 2017 was UA 23,175.69 million and the estimated fair value was UA 23,241.65 million.

(a) Currency swap agreements include cross-currency interest rate swaps.
(b) The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 31 December 2017.
(c) These amounts are included in derivative assets and liabilities on the balance sheet.
(d) These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at 31 December 2016

(Amounts in UA millions)

Currency	Rate Type	Direct Borrowings				Currency Swap Agreements [a]			Interest Rate Swaps		
		Carried at Fair Value	Carried at Amortized Cost	Weighted Average Cost [b] (%)	Weighted Average Maturity (Years)	Amount Payable/ (Receivable)	Weighted Average Cost [b] (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Weighted Average Cost [b] (%)	Average Maturity (Years)
Euro	Fixed	1,076.66	-	0.26	6.8	133.81	8.71	2.7	(1,039.72)	0.20	6.5
		-	-	-	-	(59.59)	1.08	0.2	-	-	-
	Adjustable	-	-	-	-	5,990.09	(0.37)	3.5	1,039.72	(0.39)	6.5
		-	-	-	-	(187.52)	(0.60)	1.1	-	-	-
GBP	Fixed	231.35	-	0.88	1.9	-	-	-	-	-	-
		-	-	-	-	(228.77)	0.01	1.9	-	-	-
	Adjustable	-	-	-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	856.71	130.56	0.91	31.1	-	-	-	-	-	-
		-	-	-	-	(958.54)	0.90	30.9	-	-	-
	Adjustable	372.80	-	3.95	3.8	60.95	(0.71)	4.2	15.92	(0.44)	7.7
		-	-	-	-	(327.99)	3.88	9.3	(15.92)	2.04	7.7
US Dollar	Fixed	12,121.52	379.37	1.71	2.4	-	-	-	-	-	-
		-	-	-	-	(3,868.10)	1.73	1.9	(8,410.21)	1.47	2.4
	Adjustable	1,434.73	-	0.87	1.7	3,218.44	0.86	12.0	9,857.51	1.06	2.3
		-	-	-	-	(1,479.09)	0.67	4.0	(1,435.66)	0.96	1.7
Others [d]	Fixed	3,831.52	127.52	4.40	4.8	-	-	-	-	-	-
		-	-	-	-	(3,058.89)	3.91	5.1	(777.01)	4.02	9.8
	Adjustable	82.32	2.58	0.33	2.3	1,012.88	7.21	3.2	565.24	3.79	9.8
		-	-	-	-	(630.98)	5.06	2.0	-	-	-
Total	Fixed	18,117.76	637.45	2.15	4.6	133.81	8.71	2.7	(1,039.72)	0.20	6.5
		-	-	-	-	(8,173.90)	2.42	6.5	(9,178.22)	1.69	3.0
	Adjustable	1,889.85	2.58	1.45	2.2	10,282.36	0.76	6.2	11,478.39	1.06	3.1
		-	-	-	-	(2,625.57)	2.03	4.0	(1,451.58)	0.97	1.8
Principal at face value		20,007.61	640.03	2.08	4.5	(383.30)	-	-	(191.13)	-	-
Net unamortized premium/(discount)		-	(3.49)	-	-	733.36	-	-	229.74	-	-
		20,007.61	636.54	2.08	4.5	350.06	-	-	38.61	-	-
Fair valuation adjustment		-	-	-	-	229.29 [c]	-	-	(139.34) [c]	-	-
Total		20,007.61	636.54	2.08	4.5	572.35	-	-	(100.73)	-	-

Supplementary disclosure (direct borrowings):
The carrying amount of borrowings at 31 December 2016 was UA 20,644.15 million and the estimated fair value was UA 20,725.75 million.

(a) Currency swap agreements include cross-currency interest rate swaps.
(b) The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 31 December 2016.
(c) These amounts are included in derivative assets and liabilities on the balance sheet.
(d) These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2017 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	4,618.36	534.54	5,152.90
More than one year but less than two years	3,132.58	18.22	3,150.80
More than two years but less than three years	2,947.40	126.10	3,073.50
More than three years but less than four years	4,145.32	-	4,145.32
More than four years but less than five years	200.20	9.49	209.69
More than five years	6,533.15	301.29	6,834.44
Total	21,577.01	989.64	22,566.65

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	21.88	-	21.88
More than one year but less than two years	158.63	-	158.63
More than two years but less than three years	10.74	-	10.74
More than three years but less than four years	48.94	62.19	111.13
More than four years but less than five years	95.43	(0.01)	95.42
More than five years	214.32	-	214.32
Subtotal	549.94	62.18	612.12
Net unamortized premium and discount	(3.08)	-	(3.08)
Total	546.86	62.18	609.04

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2016 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	3,749.90	285.69	4,035.59
More than one year but less than two years	4,882.12	20.51	4,902.63
More than two years but less than three years	3,145.94	1.34	3,147.28
More than three years but less than four years	1,761.66	34.94	1,796.60
More than four years but less than five years	1,974.30	-	1,974.30
More than five years	3,934.19	217.02	4,151.21
Total	19,448.11	559.50	20,007.61

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	4.80	-	4.80
More than one year but less than two years	31.07	-	31.07
More than two years but less than three years	169.10	-	169.10
More than three years but less than four years	11.84	-	11.84
More than four years but less than five years	56.76	63.68	120.44
More than five years	302.78	-	302.78
Subtotal	576.35	63.68	640.03
Net unamortized premium and discount	(3.49)	-	(3.49)
Total	572.86	63.68	636.54

The fair value of borrowings carried at fair value through profit or loss at 31 December 2017 was UA 22,566.65 million

(2016: UA 20,007.61 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 December 2017 was UA 23,180.44 million (2016: UA 20,346.44 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a gain of UA 48.13 million on fair-valued borrowings and related derivatives for the year ended 31 December 2017 (2016: net loss of UA 68.04 million). The fair value movement attributable to changes in the Bank's credit risk included in the other comprehensive income for the year ended 31 December 2017 was a loss of UA 59.14 million (2016: loss of UA 13.11 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at 31 December 2017, the cumulative unrealized fair value losses to date were UA 700.36 million (2016: losses of UA 720.68 million).

Note N — Equity

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and the nine General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of 6 percent paid-up and 94 percent callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on 29 October 2013 and 29 May 2014, the Republic Turkey and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank.

In 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on 22 February 2010. Accordingly, the authorized capital stock of the Bank increased from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. These non-voting callable shares were to be absorbed by the subscriptions of Canada and the Republic of Korea to GCI-VI when they become effective.

The GCI-VI was approved by the Board of Governors of the Bank on 27 May 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares.

Upon conclusion of the GCI VI capital increase and following the Board of Governors' resolutions, the temporary non-voting callable shares of Canada and Korea described above were effectively retired in 2011 and 2012, respectively thereby reducing the authorized capital of the Bank for each of these periods by 163,296 shares and 19,414 shares.

Following its Resolution B/BG/2012/04 of 31 May 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors, decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shares shall be available for subscription by the Republic of South Sudan, and 44,588 shares, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan's, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. On 30 April 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

The Bank's capital as at 31 December 2017 and 2016 was as follows:

(UA thousands)

	2017	2016
Capital Authorized (in shares of UA 10 000 each)	66,975,050	66,975,050
Less: Unsubscribed	(1,477,093)	(1,488,883)
Subscribed Capital	65,497,957	65,486,167
Less: Callable Capital	(60,517,525)	(60,588,775)
Paid-up Capital	4,980,432	4,897,392
Shares to be issued upon payment of future installments	(712,220)	(878,060)
Add: Amounts paid in advance	616	560
	4,268,828	4,019,892
Less: Amounts in arrears	(17)	(17)
Capital at 31 December	4,268,811	4,019,875

Included in the total unsubscribed shares of UA 1.477 million at 31 December 2017 was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at 31 December 2017 were as follows:

(Amounts in UA thousands)

Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1 Algeria	274,888	4.243	182,367	2,566,550	275,513	4.221
2 Angola	75,702	1.168	44,248	712,772	76,327	1.169
3 Benin	12,490	0.193	7,367	117,533	13,115	0.201
4 Botswana	69,802	1.077	65,184	632,845	70,427	1.079
5 Burkina Faso	25,834	0.399	15,580	242,775	26,459	0.405
6 Burundi	15,407	0.238	10,109	143,966	15,844	0.243
7 Cabo Verde	4,553	0.070	3,346	42,190	5,178	0.079
8 Cameroon	70,092	1.082	40,648	660,281	70,717	1.083
9 Central African Republic	2,720	0.042	1,802	25,412	3,345	0.051
10 Chad	4,295	0.066	2,717	40,240	4,920	0.075
11 Comoros	527	0.008	605	4,676	1,152	0.018
12 Congo	29,408	0.454	17,747	276,350	30,033	0.460
13 Côte d'Ivoire	242,156	3.738	151,900	2,269,670	242,781	3.719
14 Democratic Republic of Congo	83,779	1.293	54,402	783,395	84,404	1.293
15 Djibouti	1,213	0.019	1,517	10,618	1,838	0.028
16 Egypt	364,239	5.622	240,640	3,401,760	364,864	5.589
17 Equatorial Guinea	9,483	0.146	6,921	87,917	10,108	0.155
18 Eritrea	2,003	0.031	2,506	17,522	2,628	0.040
19 Ethiopia	102,330	1.580	60,360	962,940	102,955	1.577
20 Gabon	64,615	0.997	48,390	597,778	65,240	0.999
21 Gambia, The	9,829	0.152	5,905	92,413	10,454	0.160
22 Ghana	138,617	2.140	80,294	1,305,881	139,241	2.133
23 Guinea	26,094	0.403	15,983	244,961	26,719	0.409
24 Guinea Bissau	1,348	0.021	870	12,620	1,973	0.030
25 Kenya	93,293	1.440	55,034	877,900	93,918	1.439
26 Lesotho	3,725	0.057	4,053	33,210	4,350	0.067
27 Liberia	12,444	0.192	7,827	116,637	12,412	0.190
28 Libya	171,835	2.652	120,463	1,597,888	172,459	2.642
29 Madagascar	42,077	0.649	24,725	396,040	42,701	0.654
30 Malawi	15,794	0.244	10,043	147,900	16,419	0.252
31 Mali	28,055	0.433	16,667	263,881	28,680	0.439
32 Mauritania	3,709	0.057	4,171	32,916	4,331	0.066
33 Mauritius	42,309	0.653	32,865	390,230	42,937	0.658
34 Morocco	233,735	3.608	166,354	2,171,000	234,361	3.590
35 Mozambique	40,273	0.622	23,165	379,588	40,898	0.627
36 Namibia	22,347	0.345	16,329	207,150	22,972	0.352
37 Niger	15,342	0.237	9,674	143,753	15,966	0.245
38 Nigeria	604,559	9.332	410,238	5,635,383	605,184	9.271
39 Rwanda	8,538	0.132	5,078	80,303	9,163	0.140
40 Sao Tome & Principe	4,380	0.068	2,759	41,054	5,005	0.077
41 Senegal	67,810	1.047	39,873	638,241	68,435	1.048
42 Seychelles	1,832	0.028	1,825	16,499	2,457	0.038
43 Sierra Leone	18,702	0.289	11,648	175,381	19,327	0.296
44 Somalia	1,941	0.030	2,427	16,986	2,566	0.039
45 South Africa	327,502	5.055	193,420	3,081,600	328,127	5.027
46 South Sudan	26,720	0.412	1,695	265,510	27,345	0.419
47 Sudan	20,025	0.309	13,621	186,627	20,650	0.316
48 Swaziland	7,388	0.114	8,350	65,530	8,013	0.123
49 Tanzania	49,385	0.762	29,517	464,337	50,009	0.766
50 Togo	10,155	0.157	6,376	95,171	10,780	0.165
51 Tunisia	91,107	1.406	66,840	844,260	91,734	1.405
52 Uganda	29,131	0.450	17,978	273,347	29,756	0.456
53 Zambia	76,233	1.177	45,435	716,865	76,850	1.177
54 Zimbabwe	127,288	1.965	78,015	1,194,868	127,913	1.960
Total Regionals	3,829,057	59.103	2,487,871	35,803,115	3,861,952	59.162

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)

Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
Total Regionals	3,829,057	59.103	2,487,871	35,803,115	3,861,952	59.162
55 Argentina	5,847	0.090	6,108	52,364	6,472	0.099
56 Austria	29,061	0.449	19,958	270,660	29,686	0.455
57 Belgium	41,576	0.642	26,595	389,180	42,202	0.647
58 Brazil	21,498	0.332	14,051	200,936	22,124	0.339
59 Canada	251,112	3.876	182,993	2,328,140	251,737	3.856
60 China	76,638	1.183	51,376	715,020	77,263	1.184
61 Denmark	76,604	1.182	55,674	710,380	77,229	1.183
62 Finland	31,815	0.491	21,849	296,310	32,440	0.497
63 France	244,441	3.773	167,859	2,276,560	245,066	3.754
64 Germany	269,291	4.157	172,150	2,520,760	269,916	4.135
65 India	16,702	0.258	11,113	155,920	17,327	0.265
66 Italy	157,960	2.438	108,439	1,471,170	158,585	2.429
67 Japan	357,466	5.518	245,480	3,329,180	358,091	5.486
68 Korea	31,299	0.483	20,943	292,060	31,924	0.489
69 Kuwait	29,208	0.451	21,420	270,660	29,833	0.457
70 Luxembourg	13,114	0.202	4,015	127,130	13,739	0.210
71 Netherlands	56,950	0.879	38,335	531,180	57,575	0.882
72 Norway	76,521	1.181	52,020	713,200	77,146	1.182
73 Portugal	15,579	0.240	10,045	145,740	16,204	0.248
74 Saudi Arabia	12,547	0.194	8,030	117,440	13,172	0.202
75 Spain	69,297	1.070	49,534	643,440	69,922	1.071
76 Sweden	102,238	1.578	69,475	952,920	102,863	1.576
77 Switzerland	95,449	1.473	65,546	888,950	96,074	1.472
78 Turkey	23,253	0.359	5,416	227,130	23,878	0.366
79 United Kingdom	114,945	1.774	77,704	1,071,760	115,570	1.770
80 United States of America	429,103	6.623	274,815	4,016,219	429,728	6.583
Total Non-Regionals	2,649,514	40.897	1,780,941	24,714,409	2,665,766	40.838
Grand Total	6,478,571	100.000	4,268,811	60,517,525	6,527,718	100.000

The subscription position including the distribution of voting rights at 31 December 2017 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US Dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 December 2017 and 2016, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)

	2017	2016
Balance at 1 January	161,044	168,842
Net conversion gains on new subscriptions	(3,009)	(7,798)
Balance at 31 December	158,035	161,044

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through Other Comprehensive Income, gains/losses on fair-valued borrowings arising from "own credit" and re-measurements of defined liability.

Retained Earnings

Retained earnings included the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also included the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

The movements in retained earnings during 2016 and 2017 were as follows:

(UA thousands)	
Balance at 1 January 2016	2,965,595
Net income for the year	25,070
Balance at 31 December 2016	2,990,665
Net income for the current year	176,428
Balance at 31 December 2017	3,167,093

Allocable income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

At 31 December 2017 and 2016, the allocable income was as follows:

(UA thousands)

	2017	2016
Income before Board of Governors' approved distribution	258,428	120,070
Unrealized (gains) / losses on borrowings and derivatives	(43,713)	78,778
Translation gains	1,446	(998)
Unrealized losses on macro hedge swaps	2,200	5,477
Allocable income	218,361	203,327

During the year, the Board of Governors approved the distribution of UA 82.00 million (2016: UA 95.00 million) from income and the surplus account to certain entities for development purposes.

With effect from 2006, Board of Governors approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

The movement in the surplus account during 2017 and 2016 is as follows:

(UA thousands)	
Balance at 1 January 2016	7,442
Allocation from 2015 net income	11,000
Distribution to Special Relief Fund	(6,000)
Distribution to MIC Technical Assistance Fund	(5,000)
Balance at 31 December 2016	7,442
Balance at 1 January 2017	7,442
Allocation from 2016 net income	14,000
Distribution to Special Relief Fund	(8,000)
Balance at 31 December 2017	13,442

Distributions to entities for development purposes, including those made from the surplus account, for the years ended 31 December 2017 and 2016 were as follows:

(UA thousands)

	2017	2016
African Development Fund (ADF)	35,000	43,000
Post Conflict Assistance - DRC	39,000	41,000
Special Relief Fund	8,000	6,000
MIC Technical Assistance Fund	-	5,000
Total	82,000	95,000

Note O — Income from loans and investments and related derivatives

Income from Loans and related derivatives

Income from loans and related derivatives for the years ended 31 December 2017 and 2016 was as follows:

(UA thousands)

	2017	2016
Interest income on loans not impaired	460,045	348,068
Interest income on impaired loans	27,294	36,868
Interest expense on loan swaps	(43,137)	(34,435)
Commitment charges	21,130	16,376
Charges on finance guarantee contracts	(7,298)	-
Trade finance guarantee fees	974	2,028
Statutory commission	279	283
Total	459,287	369,188

Income from Investments and Related Derivatives

Income from investments and related derivatives for the year ended 31 December 2017 and 2016 was as follows:

(UA thousands)

	2017	2016
Interest income	209,250	170,166
Realized fair value losses on investments	(7,744)	(22,416)
Unrealized fair value gains on investments	(6,463)	7,957
Total	195,043	155,707

Total interest income on investments at amortized cost for the year ended 31 December 2017 was UA 103.71 million (2016: UA 133.01 million).

In 2017, the Bank disposed of investments held at amortized cost following a downgrade of an issuer from AA to A+ in order to conform to the Bank Asset Liability Management Guidelines. The nominal value of the disposed financial assets was UA 57.39 million while the proceeds amounted to UA 59.68 million. The gain on disposal of UA 2.29 million was included in the income statement.

Note P — Borrowing expenses

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the years ended 31 December 2017 and 2016 were as follows:

(UA thousands)

	2017	2016
Charges to bond issuers	428,925	375,213
Amortization of issuance costs	(10)	(2,161)
Total	428,915	373,052

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended 31 December 2017 was UA 23.47 million (2016: UA 1.85 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the years ended 31 December 2017 and 2016 was as follows:

(UA thousands)

	2017	2016
Interest on derivatives payable	312,192	187,833
Interest on derivatives receivable	(466,213)	(384,094)
Total	(154,021)	(196,261)

Gains/losses on Borrowings, Related Derivatives and Others

Gains/losses on borrowings, related derivatives and others for the years ended 31 December 2017 and 2016 were as follows:

(UA thousands)

	2017	2016
Gains/(losses) borrowings, related derivatives and others	48,127	(68,044)

The gains/(losses) on borrowings, related derivatives and others included the income statement effects of the hedge accounting, consisting of unrealized loss of UA 1.61 million, representing hedge effectiveness and UA 3.87 million of amortization of fair value adjustments on the hedged risk (See Note G).

Valuation adjustment gain in respect of counterparty risk of derivative financial assets (CVA) for the year ended 31 December 2017 amounted to UA 7.32 million (2016: loss UA 1.42 million), whilst valuation adjustment loss relating to credit risk in derivative financial liabilities (DVA) for the year ended 31 December 2017 was UA 2.29 million (2016: gain UA 8.89 million).

Note Q — Administrative expenses

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

(UA thousands)

	2017	2016
Manpower expenses	309,563	266,707
Other general expenses	67,248	75,557
Total	376,811	342,264
Reimbursable by ADF	(228,496)	(211,733)
Reimbursable by NTF	(548)	(471)
Net	147,767	130,060

* Share of ADB manpower expenses amount - UA 122.19 million (2016: UA 105.91 million)

Included in general administrative expenses is an amount of UA 9.88 million (2016: UA 10.02 million) incurred under operating lease agreements for offices in Côte d'Ivoire and in certain member countries, where the Bank has offices.

At the balance sheet date, the Bank had outstanding commitments under operating leases which fall due as follows:

(UA thousands)

	2017	2016
Within one year	6,857	7,131
In the second to fifth years inclusive	3,916	7,192
Total	10,773	14,323

Leases are generally negotiated for an average term of one (1) to five (5) years and rentals are fixed for an average of one (1) year. Leases may be extended for periods that are not longer than the original term of the leases.

Note R — Employee benefits

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new members from the Field Offices of the Bank joined the Plan in 2007. Accordingly the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

During 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or for the satisfaction of the SRP's liabilities. At 31 December 2017, virtually all of the SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On 7 January 2015, the Board of Directors approved a new set contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates were with effect from 1 September 2015 and aim at enhancing the long term financial sustainability of the Plan.

The pension and post-employment medical benefit expenses for 2017 and 2016 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2017	2016	2017	2016
Current service cost – gross	60.06	43.22	15.83	13.21
Less: employee contributions	(10.62)	(9.98)	(3.41)	(3.14)
Net current service cost	49.44	33.24	12.42	10.07
Interest cost	26.26	22.64	6.09	5.18
Expected return on plan assets	(19.49)	(18.74)	-	-
Expense for the year	56.21	37.14	18.51	15.25

At 31 December 2017, the Bank had a liability to the SRP amounting to UA 216.36 million (2016: UA 282.04 million) while the Bank's liability to the post-employment aspect of the MBP amounted to UA 159.96 million (2016: UA 193.11 million).

At 31 December 2017 and 2016 the determination of these liabilities, which are included in "Other accounts payable" on the Balance Sheet is set out below:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2017	2016	2017	2016
Fair value of plan assets:				
Market value of plan assets at beginning of year	604.60	550.50	45.54	39.13
Actual return on assets	50.31	46.45	0.64	(0.03)
Employer's contribution	104.91	19.96	6.81	6.29
Plan participants' contribution during the year	10.62	9.98	3.40	3.14
Benefits paid	(34.27)	(22.29)	(2.62)	(2.99)
Market value of plan assets at end of year	736.17	604.60	53.77	45.54
Present value of defined benefit obligation:				
Benefit obligation at beginning of year	886.64	679.40	238.65	184.77
Current service cost	49.44	33.24	12.42	10.07
Employee contributions	10.62	9.98	3.41	3.14
Interest cost	26.26	22.64	7.59	6.63
Actual (gain)/loss	13.84	163.67	(45.71)	37.03
Benefits paid	(34.27)	(22.29)	(2.63)	(2.99)
Benefit obligation at end of year	952.53	886.64	213.73	238.65
Funded status:				
Liability recognized on the balance sheet at 31 December, representing excess of benefit over plan asset	(216.36)	(282.04)	(159.96)	(193.11)

There were no unrecognized past service costs at 31 December 2017 and 2016. At 31 December 2017, the cumulative net actuarial losses recognized directly in equity through other comprehensive income for the SRP were UA 318.24 million (2016: losses of UA 335.23 million). The cumulative net actuarial losses recognized directly in equity through other comprehensive income for MBP were UA 43.75 million (2016: losses of UA 88.60 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)

	2017	2016	2015	2014	2013
Staff Retirement Plan:					
Fair value of plan assets	736.17	604.60	550.50	508.93	454.01
Present value of defined benefit obligation	(952.53)	(886.64)	(679.40)	(689.48)	(550.31)
Deficit funding	(216.36)	(282.04)	(128.90)	(180.55)	(96.30)
Experience adjustments on plan assets	34.56	3.74	(23.97)	0.89	(26.37)
Experience adjustments on plan liabilities	(352.80)	(338.96)	(175.29)	(235.93)	(140.24)
Net	(318.24)	(335.22)	(199.26)	(235.04)	(166.61)

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)

	2017	2016	2015	2014	2013
Medical Benefit Plan:					
Fair value of Plan assets	53.77	45.54	39.13	34.55	30.81
Present value of defined benefit obligation	(213.73)	(238.65)	(184.77)	(175.36)	(161.60)
Deficit funding	(159.96)	(193.11)	(145.64)	(140.81)	(130.79)
Experience adjustments on plan assets	(7.35)	(6.49)	(5.01)	(3.96)	(2.89)
Experience adjustments on plan liabilities	(36.40)	(82.11)	(45.09)	(35.86)	(43.64)
Net	(43.75)	(88.60)	(50.10)	(39.82)	(46.53)

Assumptions used in the latest available actuarial valuations at 31 December 2017 and 2016 were as follows:

(Percentages)

	Staff Retirement Plan		Medical Benefit Plan	
	2017	2016	2017	2016
Discount rate	2.90	3.02	2.90	3.02
Rate of salary increase	4.00	4.00	4.00	4.00
Future pension increase	2.00	2.00	-	-
Health care cost growth rate	-	-	5.00	5.00

The SRP mortality assumptions are based on the Self-Administered Pension Schemes 2008 (SAPS08) tables, specifically referenced from the experience of United Kingdom self-administered pension schemes. Similarly, the MBP mortality assumptions are also based on the Self-Administered Pension Schemes (SAPS) tables, specifically referenced from the experience of United Kingdom occupational schemes. These SAPS tables assume normal health participants, and have been updated using Continuous Mortality Investigations (CMI) 2009 projections to factor in future longevity improvements.

The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AA corporate bonds from the different markets of the five currencies of the SDR.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the medical cost inflation rate was assumed at 5 percent per annum.

The Bank's obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The average duration of SRP and MBP is 17 years and 26 years, respectively.

The following table shows projected benefit cash flow outgo:

(UA millions)

	2018	2019	2020	2021	2022	2023 to 2027
Cash flow from MBP	2.76	2.98	3.17	3.37	3.58	21.55
Cash flow from SRP	28.73	29.37	33.06	32.83	34.90	195.63

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

(UA thousands)

	1% Increase		1% Decrease	
	2017	2016	2017	2016
Effect on total service and interest cost	8,300	6,406	(5,869)	(4,635)
Effect on post-retirement benefit obligation	68,645	79,252	(51,521)	(58,721)

The following table shows the effect of a one percent point change in the discount rate for the SRP:

(UA thousands)

	1% Increase		1% Decrease	
	2017	2016	2017	2016
Effect on total service and interest cost	11,518	11,297	(14,161)	(15,482)
Effect on post-retirement benefit obligation	151,311	138,625	(198,765)	(181,702)

No SRP assets are invested in any of the Bank's own financial instruments, nor any property occupied by, or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at 31 December 2017 and 2016 for the Staff Retirement Plan:

(UA thousands)

	2017	2016
Debt securities	338,873	278,628
Equity securities	281,350	215,087
Property	109,237	97,674
Others	-	133
Total	729,460	591,522

At 31 December 2017 and 2016, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank's estimate of contributions it expects to make to the SRP and the MBP for the year ending 31 December 2018, are UA 55.26 million and UA 15.11 million, respectively.

Note S — Related parties

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 26 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note N. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-office President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocation to the Fund in 2017 amounted to UA 35 million (2016: UA 43 million).

Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at 31 December 2017and 2016 are disclosed in Note V-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended 31 December 2017 amounted to UA 1.47 million (2016: UA 1.71 million).

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the years ended 31 December 2017, and 2016 was made up as follows:

(UA thousands)

	2017	2016
Salaries	23,722	21,074
Termination and other benefits	10,377	9,644
Contribution to retirement and medical plan	5,165	4,611
Total	39,264	35,329

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At 31 December 2017, outstanding balances on loans and advances to management staff amounted to UA 5.60 million (2016: UA 4.89 million).

Note T — Segment reporting

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank's operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity investments.

External revenue for the years ended 31 December 2017 and 2016 is detailed as follows:

(UA thousands)

	2017	2016
Interest income from loans		
Fixed rate loans	418,759	312,743
Variable rate loans	13,625	14,147
Floating rate loans	54,955	58,046
	487,339	384,936
Commitment charges and commissions	15,085	18,687
Interest expense on loan swaps	(43,137)	(34,435)
Total income from loans	459,287	369,188
Income from investments	195,452	155,707
Income from other debt securities	2,154	3,777
Other income	14,763	44,308
Total external revenue	671,656	572,980

Revenues earned from transactions with a single borrower country of the Bank and exceeding 10 percent of the Bank's revenue for one country amounted to UA 100.16 million for the year ended 31 December 2017 (2016: one country with revenues exceeding 10 percent of Bank's revenue amounted to UA 88.36 million).

The Bank's development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, Eastern Africa, Northern Africa, Southern Africa, and Western Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa, and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended 31 December 2017 and 2016 is detailed as follows:

(UA thousands)

	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multinational	Total
2017							
Income from sovereign loans	35,493	5,926	72,837	132,255	16,933	118	263,562
Income from non-sovereign loans	3,709	21,609	17,263	57,736	55,758	39,650	195,725
	39,202	27,535	90,100	189,991	72,691	39,768	459,287
2016							
Income from sovereign loans	41,687	4,815	58,178	100,301	4,397	200	209,578
Income from non-sovereign loans	4,482	17,214	15,859	48,212	42,804	31,039	159,610
	46,169	22,029	74,037	148,513	47,201	31,239	369,188

As of 31 December 2017, land and buildings owned by the Bank were located primarily at the Bank's headquarters in Abidjan, Côte d'Ivoire. More than 90 percent of other fixed and intangible assets were located at the regional resource centers in Nairobi, Pretoria and Tunis.

Note U — Approval of financial statements

On March 27 2018, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2018.

Note V — Supplementary disclosures

Note V — 1: Exchange rates

The rates used for translating currencies into Units of Account at 31 December 2017 and 2016 were as follows:

		2017	2016
1 UA = SDR =	Algerian Dinar	163.583000	148.586000
	Angolan Kwanza	236.297000	224.588000
	Australian Dollar	1.825810	1.857840
	Botswana Pula	14.017100	14.362500
	Brazilian Real	4.710180	4.380510
	Canadian Dollar	1.788370	1.805030
	Chinese Yuan Renminbi	9.273430	9.342830
	CFA Franc	778.929000	836.568000
	Danish Kroner	8.840600	9.481280
	Egyptian Pound	25.246500	24.499800
	Ethiopian Birr	38.651400	30.276000
	Euro	1.187500	1.275340
	Gambian Dalasi	67.900000	58.650000
	Ghanaian Cedi	6.188820	5.458630
	Guinean Franc	12,795.300000	12,362.700000
	Indian Rupee	91.040700	91.353400
	Japanese Yen	160.785000	157.018000
	Kenyan Shilling	145.857000	137.917000
	Korean Won	1,525.820000	1,624.620000
	Kuwaiti Dinar	0.429730	0.411430
	Libyan Dinar	1.932400	1.932400
	Mauritian Rupee	47.685400	48.409500
	Moroccan Dirham	13.286400	13.572400
	New Zambian Kwacha	14.302200	13.396600
	New Zealand Dollar	2.006700	1.929300
	Nigerian Naira	434.024000	412.220000
	Norwegian Krone	11.685000	11.588100
	Pound Sterling	1.054020	1.092780
	Sao Tomé Dobra	29,456.100000	31,186.800000
	Saudi Arabian Riyal	5.340510	5.041240
	South African Rand	17.524300	18.396500
	Swedish Krona	11.723800	12.229500
	Swiss Franc	1.389670	1.368260
	Tanzanian Shilling	3,162.050000	2,905.990000
	Tunisian Dinar	3.535680	3.154220
	Turkish Lira	5.373800	4.633920
	Ugandan Shilling	5,124.520000	4,853.700000
	United States Dollar	1.424130	1.344330
	Vietnamese Dong	32,596.200000	30,297.200000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

Note V — 2: Other development assistance activities

i) Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Banks, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on 26 June 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

ii) Post-Conflict Countries Assistance/Transition States Facility

The Post Conflict Countries' Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB's net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fall financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of 25 May 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of 18 May 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility and by its resolution B/BG/2006/04 of 17 May 2006, the Board of Governors also approved the third and final installment of the Bank's allocation of UA 25 million from the 2005 net income. In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

iii) Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period- to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

As at end December 2017, the implementation of the HIPC initiative shows that out of the 33 eligible countries, 30 RMCs have reached their completion points while Chad is still in interim period. Three countries, Somalia, Sudan and Eritrea (pre-point decision) are yet to reach the decision point.

iv) Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on 8 July 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

The MDRI became effective for the ADF on 1 September 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF's net assets. Reduction in ADF net assets results in a decrease in the value of the Bank's investment in the Fund. Subsequent write-down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

Note V — 3: Special funds

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At 31 December 2017 and 2016, the following funds were held separately from those of the ordinary capital resources of the Bank:

i) The NTF was established under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. At the expiry of the initial 30-year period on 25 April 2006, the Bank and the Federal Republic of Nigeria agreed to 2 interim extensions (each for 12 months) to allow for further consultations and an independent evaluation of the NTF.

Following the positive result of the independent evaluation, the NTF Agreement was renewed for a period of ten years starting from 26 April 2008. This agreement expired on 25 April 2018 and the Federal Government of Nigeria approved a new extension to the agreement of 5 years.

The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on 14 July 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on 1 February 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on 7 October 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on 4 May 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on 13 September 1985.

During the year ended 31 December 2014, the Government of the Federal Republic of Nigeria authorized the withdrawal of an amount of US$13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for Post Conflict Countries.

During the year ended 31 December 2015, following a request by the Government of Nigeria, on 13 May 2015, a withdrawal of US$ 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

The resources of the NTF at 31 December 2017 and 2016 are summarized below:

(UA thousands)

	2017	2016
Contribution received	128,586	128,586
Funds generated (net)	144,200	142,210
Adjustment for translation of currencies	(103,735)	(94,003)
	169,051	176,793
Represented by:		
Due from banks	7,508	5,384
Investments	102,950	127,865
Accrued income and charges receivable on loans	1,034	1,127
Accrued interest on investments	132	125
Other amounts receivable	3	538
Loans outstanding	57,734	57,395
	169,361	192,434
Less: Current accounts payable	(310)	(15,641)
	169,051	176,793

ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of Regional Member Countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at 31 December 2017 and 2016 follows:

(UA thousands)

	2017	2016
Fund balance	111,467	103,467
Funds generated	5,890	5,833
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	2	2
Less: Relief disbursed	(109,608)	(101,910)
	7,751	7,392
Represented by:		
Due from bank	477	697
Investments	8,658	6,695
Accounts payable	(1,384)	
	7,751	7,392

At 31 December 2017, a total of UA 1.40 million (2016: UA 2.95 million) had been committed but not yet disbursed under the Special Relief Fund.

iii) **Africa Growing Together Fund (AGTF):** Pursuant to the Board of Governors resolution B/BG/2014/06 of 22 May 2014, the agreement establishing the Africa Growing Together Fund was signed between the Bank and the Peoples Bank of China on 22 May 2014 to co-finance alongside the AfDB eligible sovereign and non-sovereign operations.

Following the entry into force of the AGTF agreement, an initial contribution of USD 50 million towards the Fund was received by the Bank on 28 November 2014.

The summary statement of the resources and assets of the Africa Growing Together Fund as at 31 December 2017 and 2016 follows:

(UA thousands)

	2017	2016
Contribution received	41,914	39,205
Funds generated (net)	(137)	(691)
	41,777	38,514
Represented by:		
Due from bank	1,025	985
Investments	33,157	35,073
Loans outstanding	7,827	2,155
Accrued income and charges receivable on loans and investments	53	484
Less: Current accounts payable	(285)	(183)
	41,777	38,514

Note V — 4: Trust funds

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

i) **The Mamoun Beheiry Fund** was established under Board of Governors' Resolution 11-70 of 31 October 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

ii) **The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF)** was established by the 20th Meeting of Heads of State and Governments of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from 12 to 15 November 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at 31 December 2017 and 2016 are summarized below:

(UA thousands)

	2017	2016
i) Mamoun Beheiry Fund		
Contribution	152	151
Income from investments	168	160
	320	311
Less: Prize awarded	(46)	(46)
Gift	(25)	(25)
	249	240
Represented by:		
Due from banks	249	240
	249	240
ii) Special Emergency Assistance Fund for Drought and Famine in Africa		
Contributions	23,167	24,542
Funds generated	6,038	6,374
	29,205	30,916
Less: Relief granted	(25,798)	(27,330)
	3,407	3,586
Represented by:		
Due from banks	1,356	1,428
Investments	2,051	2,158
	3,407	3,586
Total Resources & Assets of Trust Funds	3,656	3,826

Note V — 5: Grants (donor funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at 31 December 2017 and 2016 were as follows:

(UA thousands)

	2017	2016
Africa Climate Change Fund	9,300	4,301
Africa Growing Together Fund	34,399	35,807
Africa Renewable Energy Initiative	5,860	-
Africa trade Fund	5,107	6,085
Africa Water Facility Fund	40,669	44,743
African Community of practice	1,166	3,443
African Economic Outlook	64	61
African Energy Leaders Group	358	435
African Legal Support Facility	26,694	12,799
Agriculture fast track fund	11,680	13,477
AMINA	1,565	1,637
Bill and Melinda Gate Foundation TCA	6,540	7,350
Canadian Grant for Technical Assistance	235	299
Chinese Government Fund	270	214
Clean Technology Fund	50,838	51,494
Climate Development	18,692	12,212
Congo Basin Forest Fund	32,735	33,221
EU Africa Infrastructure Trust Fund	4,854	1,061
Fertilizer Financing Mechanism	10,086	9,516
Finland	2,653	2,580
France-BAD (Fonds D'assistance Technique)	575	623
Global Agriculture And Food Security Programme (GAFSP)	54,879	33,556
Global Environment Facility	43,785	27,158
Global Strategy to improve Agriculture and Rural Statistics (GARS)	915	1,603
Governance Trust Fund	668	1,426
ICA- Infrastructure Consortium For Africa	870	1,312
Improving Statistics Food Security Trust Fund (ISFS)	2,312	770
India	2,336	2,820
Initiative Migration and Développement (IMDE)	4,167	4,594
Investment Climate Facility for Africa	1,241	1,606
Fund for African Private Sector Assistance (FAPA)	33,486	31,735
Korea Trust Fund	26,926	24,964
Making Finance Work For Africa (MFW4A)	1,145	723
MENA Transition Fund	18,425	18,840
Microfinance Trust Fund	3,611	3,632
Multi-Donor Water Partnership Programme	613	628
Nepad Infrastructure	28,017	32,908
Nigeria Technical Cooperation Fund (NTCF)	4,887	6,982
Norway	49	634
Portuguese Technical Cooperation Trust Fund	570	553
Private Sector Credit Enhancement Facility	102,126	41,965
Programme For Infrastructure Development In Africa (PIDA)	118	111
Rural Water Supply and Sanitation Initiative	59,391	63,582
SFRD (Great Lakes)	411	429
South South cooperation Trust Fund	1,097	1,480
Statistical Capacity Building (SCB)	6,787	8,798
Strategic Climate Fund	24,801	27,370
Sustainable Energy Fund for Africa	41,557	44,663
Swedish Trust Fund for Consultancy Services	109	120
Switzerland Technical Assistance Grant	1,626	1,432
Trust Fund for Countries in Transition	2,244	2,159
Uganda Road Sector Project	7,591	-
United Kingdom	438	6,523
Value for Money Sustainability and Accountability Trust Fund	1,178	925
Zimbabwe Multi-Donor Trust Fund	31,442	43,939
Others	114	127
Total	**774,272**	**681,425**